Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

American National Group, Inc.

Galveston, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of American National Group, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Policyholders’ Account Balances – Valuation of embedded derivative liabilities for equity-indexed contracts — Refer to Notes 7 and 9 to the financial statements

Critical Audit Matter Description

The Company sells equity-indexed universal life and equity-indexed deferred annuity contracts with guaranteed minimum benefits, some of which contain embedded derivatives that are required to be bifurcated from a host reserve, separately accounted for, and measured at fair value. The embedded derivative represents future benefit cash flows in excess of the minimum guaranteed cash flows. As of December 31, 2021, the fair value of the embedded derivative liabilities was $833 million. Management utilizes various assumptions in order to measure the fair value of the embedded derivatives including assumptions related to lapse rate and equity volatility. These assumptions are evaluated annually by management with any changes in the estimated fair value resulting in a cumulative charge or credit to income from operations.

Given the valuation of the embedded derivative liabilities is sensitive to changes in these assumptions, the related audit effort in evaluating management’s selection of the assumptions related to the lapse rate and equity volatility required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial and fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the lapse rate and equity volatility assumptions selected by management for the valuation of embedded derivative liabilities included the following, among others:

•

We tested the effectiveness of management’s controls over the valuation of embedded derivative liabilities, including those over the development, selection, and implementation of the assumptions related to lapse rate and equity volatility.

•	With the assistance of our fair value specialists, we tested the completeness and accuracy of the underlying data used to determine the equity volatility assumptions.

•	We tested the completeness and accuracy of the historical company experience used to determine the lapse rate assumptions.

•

With the assistance of our actuarial specialists, we evaluated the appropriateness of the assumptions, evaluated the consistency of the selected assumptions used in the Company’s valuation model, and tested the mathematical accuracy of the valuation model.

Policy and Contract Claims – Property and casualty liability for unpaid claims and claim adjustment expenses — Refer to Notes 2 and 12 to the financial statements

Critical Audit Matter Description

The Company establishes a liability for unpaid claims and claim adjustment expenses to provide for the estimated costs of paying claims under property and casualty insurance policies written by the Company. The property and casualty liability for unpaid claims is included within Policy and Contract Claims in the statements of financial position, which had a balance of $1.7 billion as of December 31, 2021. This liability, which includes estimates for both claims that have been reported and claims that have been incurred but not reported, represents the estimate of all claim and claim adjustment expenses associated with processing and settling the claims. The liability for unpaid claims is estimated using actuarial assumptions for loss development patterns that are based upon the Company’s historical experience and consider the effects of current developments, anticipated trends and risk management programs.

Given the subjectivity of estimating the ultimate cost to settle the liability for property and casualty insurance reported and incurred but not reported claims, the related audit effort in evaluating the assumptions for loss development patterns required a high degree of auditor judgment and an increased extent of effort, including involvement of our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the assumptions for loss development patterns selected by management to estimate the property and casualty liability for unpaid claims and claim adjustment expenses included the following, among others:

•

We tested the effectiveness of management’s controls over the property and casualty liability for unpaid claims and claim adjustment expenses, including those over the development, selection, and implementation of the assumptions for loss development patterns used in the actuarial estimates.

•

With the assistance of our actuarial specialists, we tested the completeness and accuracy of the underlying data, including historical claims, used to determine the assumptions for loss development patterns, evaluated the appropriateness of the assumptions, evaluated the consistency of the selected assumptions used in the Company’s valuation model, and tested the mathematical accuracy of the valuation model.

•

We evaluated the reasonableness of the Company’s estimated property and casualty liability for unpaid losses and loss adjustment expenses by comparing to those independently derived by our actuarial specialists.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 25, 2022

We have served as the Company’s auditor since 2020.

AMERICAN NATIONAL GROUP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands, except share data)

	December 31,
	2021	2020
ASSETS
Fixed maturity, bonds held-to-maturity, at amortized cost, net of allowance for credit losses of $13,129 in 2021 and $12,442 in 2020 (Fair value $7,458,789 in 2021 and $7,983,181 in 2020)	$7,088,981	$7,354,970
Fixed maturity, bonds available-for-sale, at fair value (Allowance for credit losses of $10,310 in 2021 and $7,482 in 2020) (Amortized cost $8,107,794 in 2021 and $7,073,142 in 2020)	8,380,248	7,597,180
Equity securities, at fair value (Cost $94,732 in 2021 and $754,625 in 2020)	135,433	2,070,766
Mortgage loans on real estate, net of allowance for credit losses of $97,079 in 2021 and $125,703 in 2020	5,199,334	5,242,531
Policy loans	365,208	373,014
Real estate and real estate partnerships, net of accumulated depreciation of $287,387 in 2021 and $269,626 in 2020	928,412	960,572
Investment funds	961,763	477,135
Short-term investments	1,840,732	1,028,379
Other invested assets	125,795	94,415

Total investments	25,025,906	25,198,962

Cash and cash equivalents	1,930,882	339,947
Accrued investment income	192,913	216,389
Reinsurance recoverables, net of allowance for credit losses of $14,553 in 2021 and $14,353 in 2020	459,621	414,359
Prepaid reinsurance premiums	47,789	42,804
Premiums due and other receivables	382,562	351,972
Deferred policy acquisition costs	1,498,124	1,360,211
Property and equipment, net of accumulated depreciation of $302,936 in 2021 and $281,738 in 2020	137,466	121,578
Prepaid pension	167,587	80,526
Other assets	156,768	155,600
Separate account assets	1,320,703	1,185,467

Total assets	$31,320,321	$29,467,815

LIABILITIES
Future policy benefits
Life	$3,216,626	$3,149,067
Annuity	1,598,365	1,617,774
Health	45,715	49,658
Policyholders’ account balances	13,879,198	12,812,155
Policy and contract claims	1,692,295	1,575,288
Unearned premium reserve	1,013,830	956,343
Other policyholder funds	379,545	358,601
Liability for retirement benefits	79,089	70,254
Notes payable	149,248	153,703
Deferred tax liabilities, net	200,510	478,347
Current tax payable	321,926	10,372
Federal Home Loan Bank advance	—	250,000
Other liabilities	421,212	335,219
Separate account liabilities	1,320,703	1,185,467

Total liabilities	24,318,262	23,002,248

EQUITY
American National Group, Inc. stockholders’ equity:
Common stock, $0.01 par value; 50,000,000 shares authorized; 26,887,200 shares issued and outstanding in 2021 and 2020	269	269
Additional paid-in capital	47,762	47,683
Accumulated other comprehensive income	147,054	222,170
Retained earnings	6,799,283	6,188,148

Total American National stockholders’ equity	6,994,368	6,458,270
Noncontrolling interest	7,691	7,297

Total stockholders’ equity	7,002,059	6,465,567

Total liabilities and stockholders’ equity	$31,320,321	$29,467,815

See accompanying notes to the consolidated financial statements.

AMERICAN NATIONAL GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years ended December 31,
	2021	2020
PREMIUMS AND OTHER REVENUES
Premiums
Life	$412,769	$396,099
Annuity	74,925	92,866
Health	143,484	168,805
Property and casualty	1,669,875	1,560,304
Other policy revenues	359,707	310,746
Net investment income	1,171,654	976,152
Net realized investment gains	64,628	35,660
Other-than-temporary impairments	—	—
(Increase) decrease in investment credit loss	28,778	(102,603)
Net gains on equity securities	420,283	356,281
Other income	45,688	40,556

Total premiums and other revenues	4,391,791	3,834,866

BENEFITS, LOSSES AND EXPENSES
Policyholder benefits
Life	605,724	533,925
Annuity	149,931	214,158
Claims incurred
Health	98,029	116,122
Property and casualty	1,094,126	1,005,620
Interest credited to policyholders’ account balances	448,654	321,042
Commissions for acquiring and servicing policies	640,097	553,600
Other operating expenses	571,869	515,413
Change in deferred policy acquisition costs	(79,632)	(5,678)

Total benefits, losses and expenses	3,528,798	3,254,202

Income before federal income tax and other items	862,993	580,664

Less: Provision (benefit) for federal income taxes
Current	408,551	57,697
Deferred	(241,966)	58,910

Total provision for federal income taxes	166,585	116,607

Income after federal income tax	696,408	464,057

Other components of net periodic pension benefit (costs), net of tax	3,574	4,456

Net income	699,982	468,513
Less: Net income attributable to noncontrolling interest, net of tax	657	1,008

Net income attributable to American National	$699,325	$467,505

Amounts available to American National common stockholders
Earnings per share
Basic	$26.02	$17.39
Diluted	26.01	17.38
Weighted average common shares outstanding	26,877,200	26,878,679
Weighted average common shares outstanding and dilutive potential common shares	26,884,679	26,887,125

See accompanying notes to the consolidated financial statements.

AMERICAN NATIONAL GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years ended December 31,
	2021	2020
Net income	$699,982	$468,513

Other comprehensive income (loss), net of tax
Change in net unrealized gains (losses) on securities	(142,854)	134,315
Foreign currency transaction and translation adjustments	62	235
Defined benefit pension plan adjustment	67,676	(11,898)

Total other comprehensive income (loss), net of tax	(75,116)	122,652

Total comprehensive income	624,866	591,165
Less: Comprehensive income attributable to noncontrolling interest	657	1,008

Total comprehensive income attributable to American National	$624,209	$590,157

See accompanying notes to the consolidated financial statements.

AMERICAN NATIONAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Noncontrolling Interest	Total Equity
Balance at January 1, 2020	$30,832	$21,011	$99,518	$5,946,857	$(108,469)	$6,014	$5,995,763

Reclassification of par value due to reorganization	(26,618)	26,618	—	—	—	—	—
Retirement of treasury shares	(3,945)	—	—	(104,524)	108,469	—	—
Amortization of restricted stock	—	54	—	—	—	—	54
Cumulative effect of accounting change	—	—	—	(33,500)	—	—	(33,500)
Other comprehensive income	—	—	122,652	—	—	—	122,652
Net income attributable to American National	—	—	—	467,505	—	—	467,505
Cash dividends to common stockholders (declared per share of $3.28)	—	—	—	(88,190)	—	—	(88,190)
Contributions	—	—	—	—	—	856	856
Distributions	—	—	—	—	—	(581)	(581)
Net income attributable to noncontrolling interest	—	—	—	—	—	1,008	1,008

Balance at December 31, 2020	$269	$47,683	$222,170	$6,188,148	$—	$7,297	$6,465,567

Amortization of restricted stock	—	79	—	—	—	—	79
Other comprehensive loss	—	—	(75,116)	—	—	—	(75,116)
Net income attributable to American National	—	—	—	699,325	—	—	699,325
Cash dividends to common stockholders (declared per share of $3.28)	—	—	—	(88,190)	—	—	(88,190)
Contributions	—	—	—	—	—	386	386
Distributions	—	—	—	—	—	(649)	(649)
Net income attributable to noncontrolling interest	—	—	—	—	—	657	657

Balance at December 31, 2021	$269	$47,762	$147,054	$6,799,283	$—	$7,691	$7,002,059

See accompanying notes to the consolidated financial statements.

AMERICAN NATIONAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2021	2020
OPERATING ACTIVITIES
Net income	$699,982	$468,513
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment gains	(64,628)	(35,660)
Other-than-temporary impairments	—	—
Increase (decrease) in investment credit loss	(28,778)	102,603
Accretion of premiums, discounts and loan origination fees	18,932	9,479
Net capitalized interest on policy loans and mortgage loans	(31,620)	(30,367)
Depreciation	49,983	52,551
Interest credited to policyholders’ account balances	448,654	321,042
Charges to policyholders’ account balances	(359,707)	(310,746)
Deferred federal income tax expense (benefit)	(241,966)	58,910
Income from equity method investments	(188,677)	(42,467)
Distributions from unconsolidated affiliates	150,024	82,045
Changes in:
Policyholder liabilities	271,202	210,397
Deferred policy acquisition costs	(79,632)	(5,678)
Reinsurance recoverables	(45,262)	(2,529)
Premiums due and other receivables	(30,590)	(10,048)
Prepaid reinsurance premiums	(4,985)	1,865
Accrued investment income	23,476	(15,533)
Current tax payable	311,554	339
Liability for retirement benefits	7,440	(13,765)
Fair value of option securities	(127,681)	(51,931)
Fair value of equity securities	(420,283)	(356,281)
Other, net	(6,651)	(100,276)

Net cash provided by operating activities	350,787	332,463

INVESTING ACTIVITIES
Proceeds from sale/maturity/prepayment of:
Held-to-maturity securities	1,274,488	1,615,811
Available-for-sale securities	1,224,242	977,051
Equity securities	2,467,165	117,866
Real estate and real estate partnerships	21,139	61,548
Mortgage loans	951,602	522,900
Policy loans	51,105	52,767
Other invested assets	239,767	148,101
Disposals of property and equipment	65	268
Distributions from real estate and real estate partnerships	120,019	6,866
Distributions from investment funds	131,186	91,178
Payment for the purchase/origination of:
Held-to-maturity securities	(944,443)	(498,149)
Available-for-sale securities	(2,244,974)	(1,473,808)
Equity securities	(93,663)	(131,238)
Real estate and real estate partnerships	(12,252)	(31,518)
Mortgage loans	(854,496)	(752,244)
Policy loans	(20,527)	(22,338)
Other invested assets	(164,426)	(98,371)
Additions to property and equipment	(37,150)	(39,863)
Contributions to real estate and real estate partnerships	(123,061)	(119,463)
Contributions to investment funds	(591,324)	(256,638)
Change in short-term investments	(812,353)	(603,058)
Change in collateral held for derivatives	20,604	(15,648)
Other, net	2,633	2,657

Net cash provided by (used in) investing activities	605,346	(445,323)

AMERICAN NATIONAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	Years ended December 31,
	2021	2020
FINANCING ACTIVITIES
Policyholders’ account deposits	2,229,554	1,232,520
Policyholders’ account withdrawals	(1,251,458)	(1,388,649)
Proceeds from Federal Home Loan Bank borrowings	—	500,000
Repayment of Federal Home Loan Bank borrowings	(250,000)	(250,000)
Change in notes payable	(4,455)	(4,294)
Dividends to stockholders	(88,190)	(88,190)
Payments to noncontrolling interest	(649)	(581)

Net cash provided by financing activities	634,802	806

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,590,935	(112,054)
Cash and cash equivalents at beginning of the period	339,947	452,001

Cash and cash equivalents at end of the period	$1,930,882	$339,947

Supplemental cash flow information:
Interest paid	$387	$805
Income taxes paid, net	89,600	50,800

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

American National Group, Inc. (“ANAT” or the “Company”), through its consolidated subsidiaries (collectively “American National”) offers a broad portfolio of insurance products, including individual and group life insurance, annuities, health insurance, and property and casualty insurance. Business is conducted in all 50 states, the District of Columbia, and Puerto Rico.

On August 6, 2021, ANAT entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”), an exempted company limited by shares existing under the laws of Bermuda, and Freestone Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Brookfield Reinsurance (“Merger Sub”). On the terms and subject to the conditions of the Merger Agreement, at the closing, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity, which will become an indirect, wholly-owned subsidiary of Brookfield Reinsurance. The Merger was unanimously approved by the Company’s board of directors. The Merger has received the requisite stockholder approval required under Delaware law. The only remaining significant closing condition pursuant to the Merger is the required regulatory approval from the insurance authorities in Texas, Missouri, New York, Louisiana and California.

Note 2 – Summary of Significant Accounting Policies and Practices

The consolidated financial statements and notes thereto have been prepared in conformity with GAAP and are reported in U.S. currency. American National consolidates entities that are wholly-owned and those in which American National owns less than 100% but controls the voting rights, as well as variable interest entities in which American National is the primary beneficiary. Intercompany balances and transactions with consolidated entities have been eliminated. Investments in unconsolidated affiliates, which include real estate partnerships and investment funds, are accounted for using the equity method of accounting. Certain amounts in prior years have been reclassified to conform to current year presentation.

During the first quarter of 2021, we reclassified the Company’s earnings from equity method investments in the condensed consolidated statements of operations from “Equity in earnings of unconsolidated affiliates” to “Net investment income.” For the year ended December 31, 2020, $42.5 million were reclassified, with no impact to net income. We also reclassified the related asset balances in the consolidated statements of financial position from “Investments in unconsolidated affiliates” to “Real estate and real estate partnerships” and “Investment funds,” with no impact to total assets.

Management believes these reclassifications result in increased transparency to the users of the financial statements as it relates to the Company’s invested assets and the performance of these investments that are tied to the primary operations of the Company.

The preparation of the consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported consolidated financial statement balances. Actual results could differ from those estimates.

Investments

Investment securities are comprised of bonds classified as held-to-maturity that are carried at amortized cost net of credit loss allowance and bonds classified as available-for-sale that are carried at fair value. In addition, equity investments, other than those accounted for under the equity method or those that result in consolidation of the investee, are measured at fair value with changes in fair value recognized in earnings.

Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized discount, deferred expenses, and allowances. Accretion of discounts is recorded using the effective yield method. Interest income, prepayment fees, and accretion of discounts and origination fees are reported in “Net investment income” in the consolidated statements of operations. Interest income earned is accrued on the principal amount of the loan based on contractual interest rate. However, interest ceases to accrue for loans on which interest is more than 90 days past due, when the collection of interest is not probable, or when a loan is in foreclosure. Income on past due loans is reported on a cash basis. When a loan becomes current, it is placed back into accrual status. Cash receipts on impaired loans are recorded as a reduction of principal, interest income, expense reimbursement, or other manner in accordance with the loan agreement. In the consolidated statements of operations, gains and losses from the sale of loans are reported in “Net realized investment gains,” and changes in allowances are reported in “(Increase) decrease in investment credit loss.”

Note 2 – Summary of Significant Accounting Policies and Practices — (Continued)

Mortgage loans are presented net of the Company’s recorded allowance for expected credit loss, which represents the portion of amortized cost basis on mortgage loans that the Company does not expect to collect. In determining the Company’s allowance for credit losses, management: (i) pools and evaluates mortgage loans with similar risk characteristics, (ii) considers expected lifetime credit losses adjusted for prepayments and extensions, and (iii) considers past events, current economic conditions and forecasts of future economic conditions. The allowance is calculated quarterly for each property type based on inputs unique to each loan property type.

On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality), collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is reasonably possible or probable), and reasonably expected troubled debt restructurings (i.e., the Company grants concessions to a borrower that is experiencing financial difficulties) may be evaluated individually for credit loss. The allowance for credit losses for loans evaluated individually is established using the same methodologies for the overall commercial portfolio segment except for collateral dependent loans. The allowance for a collateral dependent loan is established as the excess of amortized cost over the estimated fair value of the loan’s underlying collateral, less selling cost when foreclosure is probable. Accordingly, the change in the estimated fair value of collateral dependent loans is recorded as a change in the allowance for credit losses which is recorded on a quarterly basis as a charge or credit to earnings.

Policy loans are carried at the outstanding balance plus any accrued interest which approximates fair value.

Investment real estate including related improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 15 to 50 years). Rental income is recognized on a straight-line basis over the term of the respective lease. American National classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated while it is classified as held-for-sale. American National periodically reviews its investment real estate for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included as an adjustment to “Net realized investment gains” in the consolidated statements of operations. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks as well as other appraisal methods. Real estate acquired upon foreclosure is recorded at the lower of its cost or its estimated fair value at the date of foreclosure.

Real estate joint ventures and other limited partnership interests in which the Company has more than a minor interest or influence over the investee’s operations, but it does not have a controlling interest and is not the primary beneficiary, are accounted for using the equity method. These investments are reported as “Real estate and real estate partnerships” in the consolidated statements of financial position. For certain joint ventures, American National records its share of earnings using a lag methodology of one to three months when timely financial information is not available, and the contractual right does not exist to receive such financial information. In addition to the investees’ impairment analysis of their underlying investments, American National routinely evaluates its investments in those investees for impairments. American National considers financial and other information provided by the investee, other known information, and inherent risks in the underlying investments, as well as future capital commitments, in determining whether impairment has occurred. When an impairment is deemed to have occurred at the joint venture level, American National recognizes its share as an adjustment to “Net investment income” to record the investment at its fair value. When an impairment results from American National’s separate analysis, an adjustment is made through “Net realized investment gains” to record the investment at its fair value.

Investment funds are primarily comprised of senior secured and second lien private loans that are secured by assets, revenues and credit/balance sheet lending. We recognize our share of the fund’s earnings in net investment income on a one-quarter lag under the equity method of accounting. Cash distributions are received from the earnings and from liquidation of underlying investments. All investment funds are reevaluated quarterly by the fund manager and are audited annually by an independent audit firm.

Short-term investments comprised of commercial paper are carried at amortized cost, which approximates fair value. Short- term investments have a maturity of less than one year.

Note 2 – Summary of Significant Accounting Policies and Practices — (Continued)

Other invested assets comprised primarily of equity-indexed options are carried at fair value and may be collateralized by counterparties; such collateral is restricted to the Company’s use. Separately managed accounts and Federal Home Loan Bank stock are also included in other invested assets and are carried at cost or market value if available from the account manager. Other invested assets also include tax credit partnerships and mineral rights less allowance for depletion, where applicable.

Credit losses on fixed maturity securities, held-to-maturity, receive a lifetime expected credit loss allowance upon initial recognition of the security representing the net amount expected to be collected. Expected credit losses are measured on a collective (pool) basis by major security type with the credit loss allowance determined based on the difference between the net present value of the expected cash flows from those pooled securities with the amortized cost basis. The expected cash flows are discounted at the effective interest rate of the security and consider historical credit loss information that is adjusted for current market conditions and reasonable and supportable economic forecasts based upon a third-party valuation model. The valuation model calculates expected cash flows based on scenario conditioned probability of default and loss given default. Probability of default measures the likelihood of default over a specified time period, and the loss given default measures the amount that the Company could lose in the event of a counterparty default.

For fixed maturity securities, available-for-sale, in unrealized loss positions which American National does not intend to sell and for which it is not more-likely-than-not that it will be required to sell before its anticipated recovery, American National assesses whether the amortized cost basis of securities will be recovered by comparing the net present value of the expected cash flows from those securities with its amortized cost basis. Management estimates the expected cash flows using a third- party valuation model similar to that used for held-to-maturity securities. The net present value of the expected cash flows is calculated by discounting management’s best estimate of expected cash flows at the effective interest rate implicit in the fixed maturity security when acquired. If the net present value of the expected cash flows is less than the amortized cost, a credit loss allowance is recorded. The credit loss is recorded as the excess of amortized cost over the net present value of the expected cash flows limited by the amount the fair value is less than the amortized cost (fair-value floor). If the fair value is less than the net present value of its expected cash flows at the impairment measurement date, a non-credit loss exists which is recorded in other comprehensive income (loss) for the difference between the fair value and the net present value of the expected cash flows.

Additions to or releases of the allowance on all fixed maturity securities are reported in “(Increase) decrease in investment credit loss” in the consolidated statements of operations.

Prior to January 1, 2020, an other-than-temporary impairment (“OTTI”) loss was recorded when management believed the carrying value would not be realized. After the recognition of a credit loss, fixed maturity securities were accounted for as if they had been purchased on the OTTI measurement date, with a cost basis equal to their previous amortized cost less the related OTTI losses recognized in earnings. The new cost basis of an other-than-temporarily impaired security was not adjusted for subsequent increases in estimated fair value. Should there have been a significant increase in the estimate of cash flows expected to be collected from previously impaired securities, the increase would have been accounted for prospectively by accreting it as interest income over its remaining life.

Derivative instruments in the form of equity-indexed options are purchased to hedge against future interest rate increases in liabilities indexed to market rates and are recorded in the consolidated statements of financial position within other invested assets at fair value, net of collateral provided by counterparties. The change in fair value of derivative assets and liabilities is reported in the consolidated statements of operations as “Net investment income” and “Interest credited to policyholders’ account balances,” respectively. American National does not apply hedge accounting treatment to its derivative instruments. The Company uses derivative instruments to hedge its business risk and holds collateral to offset exposure from its counterparties. Collateral that supports credit risk is reported in the consolidated statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for excess collateral.

Cash and cash equivalents have durations that do not exceed 90 days at the date of acquisition, include cash on-hand and in banks, as well as amounts invested in money market funds, and are reported as “Cash and cash equivalents” in the consolidated statements of financial position.

Property and equipment consist of buildings occupied by American National, data processing equipment, software, furniture and equipment, and automobiles which are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset (typically 3 to 50 years).

Note 2 – Summary of Significant Accounting Policies and Practices — (Continued)

Insurance specific assets and liabilities

Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to acquire insurance and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.

DAC on traditional life, including limited-pay contracts, and health products is amortized with interest over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue expected to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality, morbidity, and withdrawal assumptions used in computing liabilities for future policy benefits. DAC is reduced by a provision for possible inflation of maintenance and settlement expenses determined by means of grading interest rates.

DAC on universal life and investment-type contracts is amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect of the realization of unrealized gains (losses) on DAC is recognized within AOCI in the consolidated statements of financial position as of the reporting date. A change in interest rates could have a significant impact on DAC calculated for these contracts.

DAC associated with property and casualty business is amortized over the coverage period of the related policies, in relation to premiums earned.

DAC on participating whole life products is amortized in proportion to estimated gross margins. Estimated gross margins are equal to premiums, plus investment income, less benefits, less expenses not included in DAC, less the change in reserves, less dividends.

For short-duration and long-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.

Liabilities for future policy benefits for traditional products have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality, and other assumptions that were appropriate at the time the policies were issued. Estimates are based on historical experience adjusted for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from existing assumptions, the estimates are revised for current and future issues.

Policyholders’ account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed per derivative accounting guidance.

Liabilities for unpaid claims and claim adjustment expenses (“CAE”) are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and IBNR claim liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process.

Reinsurance recoverables are estimated amounts due to American National from reinsurers related to paid and unpaid ceded claims and CAE and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under our non- catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of IBNR using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under our catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and our estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.

Note 2 – Summary of Significant Accounting Policies and Practices — (Continued)

Separate account assets and liabilities

Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of American National. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. American National reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from American National’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, American National’s qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the consolidated statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of American National.

Premiums, benefits, claims incurred, and expenses

Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.

Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due. Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges and, in the case of variable annuities, administrative fees assessed to contract holders.

Universal life and single premium whole life revenues represent amounts assessed to policyholders including mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in expenses are benefits in excess of account balances returned to policyholders.

Property and casualty premiums are recognized as revenue over the period of the contract in proportion to the amount of insurance protection, which is generally evenly over the contract period, net of reinsurance ceded. Claims incurred consist of claims and CAE paid and the change in reserves, net of reinsurance received and recoverable.

Participating insurance policies

Participating business comprised approximately 4.0% of the life insurance in-force at December 31, 2021 and 16.5% of life premiums in 2021.

For the majority of this participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders’ share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders’ interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses). Dividends to participating policyholders were $8.1 million and $7.0 million for the years ended 2021 and 2020, respectively. Income of $18.3 million and $5.8 million was allocated to participating policyholders for the years ended 2021 and 2020, respectively.

For all other participating business, the allocation of dividends to participating policyowners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.

Federal income taxes

American National files a consolidated life and non-life federal income tax return. Certain subsidiaries that are consolidated for financial reporting are not eligible to be included in the consolidated federal income tax return; accordingly, they file separate returns.

Note 2 – Summary of Significant Accounting Policies and Practices — (Continued)

Deferred income tax assets and liabilities are recognized to reflect the future tax consequences attributable to differences between the financial statement amounts of assets and liabilities and their respective tax bases. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled.

American National recognizes tax benefits on uncertain tax positions if it is “more-likely-than-not” the position based on its technical merits will be sustained by taxing authorities. American National recognizes the largest benefit that is greater than 50% likely of being ultimately realized upon settlement. Tax benefits not meeting the “more-likely-than-not” threshold, if applicable, are included with “Other liabilities” in the consolidated statements of financial position. American National recognizes interest expense and penalties related to uncertain tax positions, if applicable, as income tax expense in the consolidated statements of operations. Accrued interest expense and penalties related to uncertain tax positions are reported as “Other liabilities” in the consolidated statements of financial position.

Pension and postretirement benefit plans

Pension and postretirement benefit obligations and costs for our frozen benefit plans are estimated using assumptions including demographic factors such as retirement age and mortality.

American National uses a discount rate to determine the present value of future benefits on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. For this purpose, a hypothetical bond portfolio to match the expected monthly benefit payments under the pension plan was constructed with the resulting yield of the portfolio used as a discount rate.

In developing the investment return assumption, we relied on a model that utilizes the following factors:

•	Current yield to maturity of fixed income securities

•	Forecasts of inflation, GDP growth, and total return for each asset class

•	Historical plan performance

•	Target asset allocation

•	Standard deviations and correlations related to historical and expected future returns of each asset class and inflation

The resulting assumption is the assumed rate of return for the plans’ target asset allocation, net of investment expenses, and reflects anticipated returns of the plans’ current and future assets.

Using this approach, the calculated return will fluctuate from year to year; however, it is American National’s policy to hold this long-term assumption relatively constant.

Stock-based compensation

Stock Appreciation Rights (“SARs”) liability and compensation cost is based on the fair value of the grants and is remeasured each reporting period through the settlement date. The fair value of the SARs is calculated using the Black-Scholes-Merton option-pricing model. The key assumptions used in the model include: the grant date and remeasurement date stock prices, expected life of the SARs, and the risk-free rate of return. The compensation liability related to the SAR award is reported as “Other liabilities” in the consolidated statements of financial position.

Restricted Stock (“RS”) equity and compensation cost is based on the fair value of the underlying stock at grant date. The compensation cost accrued is reported as “Additional paid-in capital” in the consolidated statements of financial position.

Restricted Stock Units (“RSUs”) are settled in cash, resulting in classifying RSUs as a liability award. The liability is remeasured each reporting period through the vesting date and is adjusted for changes in fair value. The compensation liability related to the RSUs is reported as “Other Liabilities” in the consolidated statements of financial position.

Litigation contingencies

Existing and potential litigation is reviewed quarterly to determine if any adjustments to liabilities for possible losses are necessary. Reserves for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, a reserve is recorded based on the lowest amount of the range.

Note 3 – Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

The amendments simplify the accounting for income taxes by removing certain exceptions in the existing guidance including those related to intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items.

The amendments require that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax as well as other minor changes.

		This standard became effective for the Company for all annual and interim periods beginning January 1, 2021. The new guidance specifies which amendments should be applied prospectively, retrospective to all periods presented or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption.	The adoption of this standard did not have a material impact to the Company’s Consolidated Financial Statements or Notes to the Consolidated Financial Statements.

Future Adoption of New Accounting Standards — The FASB issued the following accounting guidance relevant to American National:

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts	The guidance will improve the timeliness of recognizing changes in the liability for future policy benefits for traditional and limited payment long- duration contracts and will modify the rate used to discount future cash flows. The guidance will also simplify the accounting for certain market-based options or guarantees associated with deposit (or account balance) contracts (market risk benefits), simplify the amortization of deferred acquisition costs and add significant qualitative and quantitative disclosures.	This standard will become effective for the Company for all annual and interim periods beginning January 1, 2023, which was extended from the previous effective date of January 1, 2022 through the issuance of ASU 2020-11. The guidance allows for one of two adoption methods, a modified retrospective transition or a full retrospective transition except for the changes to accounting for market risk benefits which will require a retrospective transition.	Considerable progress in the implementation of the new standard has been made; however, we have not yet estimated the impact the new guidance will have on the consolidated financial statements. Accounting and actuarial policy elections have mostly been determined, data flows are being established, actuarial models are being developed, and implementation of a financial reporting disclosure system is in progress.

ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The amendments in this guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance only applies to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.	The amendments in this guidance are effective for all entities as of March 12, 2020 and will sunset through December 31, 2022, at which time the application of exceptions and optional expedients will no longer be permitted. The FASB is currently deliberating an ASU that would extend the sunset date through December 31, 2024.	The inventory of LIBOR exposures has been completed and is primarily limited to floating rate bonds, alternative investments, and borrowings within joint venture investments. Some of the contracts included in these categories will mature prior to December 31, 2021, the start of LIBOR rates cessations. The transition from LIBOR is expected to result in an immaterial impact to the Company’s Consolidated Financial Statements or Notes to the Consolidated Financial Statements.

Note 4 – Investment in Securities

The cost or amortized cost and fair value of investments in securities are shown below (in thousands):

	December 31, 2021
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturity, bonds held-to-maturity
U.S. treasury and government	$12,284	$—	$(287)	$—	$11,997
U.S. states and political subdivisions	104,039	1,676	(1,906)	—	103,809
Foreign governments	14,369	137	(159)	—	14,347
Corporate debt securities	6,810,518	388,726	(21,213)	(11,467)	7,166,564
Residential mortgage-backed securities	48,491	2,684	(481)	(516)	50,178
Collateralized debt securities	112,409	1,677	(1,046)	(1,146)	111,894

Total bonds held-to-maturity	7,102,110	394,900	(25,092)	(13,129)	7,458,789

Fixed maturity, bonds available-for-sale
U.S. treasury and government	26,887	121	(255)	—	26,753
U.S. states and political subdivisions	1,028,331	51,124	(2,312)	(14)	1,077,129
Foreign governments	5,000	841	—	—	5,841
Corporate debt securities	6,809,610	268,964	(35,285)	(7,141)	7,036,148
Residential mortgage-backed securities	32,234	342	(341)	(268)	31,967
Collateralized debt securities	205,732	469	(904)	(2,887)	202,410

Total bonds available-for-sale	8,107,794	321,861	(39,097)	(10,310)	8,380,248

Total investments in fixed maturity	$15,209,904	$716,761	$(64,189)	$(23,439)	$15,839,037

	December 31, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturity, bonds held-to-maturity
U.S. treasury and government	$7,733	$11	$—	$—	$7,744
U.S. states and political subdivisions	109,445	4,101	(11)	—	113,535
Foreign governments	3,851	374	—	—	4,225
Corporate debt securities	6,992,095	623,233	(9,117)	(7,475)	7,598,736
Residential mortgage-backed securities	114,579	5,065	(1,464)	(452)	117,728
Collateralized debt securities	139,709	6,864	(845)	(4,515)	141,213
Total bonds held-to-maturity	7,367,412	639,648	(11,437)	(12,442)	7,983,181

Fixed maturity, bonds available-for-sale
U.S. treasury and government	28,766	418	(1)	—	29,183
U.S. states and political subdivisions	1,066,627	73,976	(145)	—	1,140,458
Foreign governments	14,995	1,393	—	—	16,388
Corporate debt securities	5,887,756	471,205	(17,207)	(7,275)	6,334,479
Residential mortgage-backed securities	20,544	964	(29)	(188)	21,291
Collateralized debt securities	54,454	1,040	(94)	(19)	55,381
Total bonds available-for-sale	7,073,142	548,996	(17,476)	(7,482)	7,597,180

Total investments in fixed maturity	$14,440,554	$1,188,644	$(28,913)	$(19,924)	$15,580,361

Note 4 – Investment in Securities — (Continued)

The amortized cost and fair value, by contractual maturity, of fixed maturity securities are shown below (in thousands):

	December 31, 2021
	Bonds Held-to-Maturity		Bonds Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$853,273	$865,103	$574,056	$580,191
Due after one year through five years	2,232,939	2,355,707	3,015,864	3,156,717
Due after five years through ten years	2,969,115	3,145,270	2,474,224	2,576,325
Due after ten years	1,046,783	1,092,709	2,043,650	2,067,015

Total	$7,102,110	$7,458,789	$8,107,794	$8,380,248

Actual maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities, which are not due at a single maturity, have been presented based on the year of final contractual maturity.

Proceeds from sales of bonds available-for-sale, with the related gross realized gains and losses, are shown below (in thousands):

	Years ended December 31,
	2021	2020
Proceeds from sales of fixed maturity, bonds available-for-sale	$55,558	$164,372
Gross realized gains	59	624
Gross realized losses	—	(4,145)

Gains and losses are determined using specific identification of the securities sold. There was no transfer of bonds from held-to- maturity to available-for-sale during 2021. During 2020, bonds below investment grade with a carrying value of $142.7 million, were transferred from held-to-maturity to available-for-sale after a deterioration in the issuers’ creditworthiness.

In accordance with various regulations, American National has bonds on deposit with regulating authorities with a carrying value of $53.5 million and $47.7 million at December 31, 2021 and 2020, respectively. In addition, American National has pledged bonds in connection with agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $67.1 million and $111.0 million at December 31, 2021 and 2020, respectively.

The components of the change in net unrealized gains (losses) on debt securities are shown below (in thousands):

	Years ended December 31,
	2021	2020
Bonds available-for-sale: change in unrealized gains (losses)	$(248,756)	$242,105
Adjustments for
Deferred policy acquisition costs	58,281	(68,474)
Participating policyholders’ interest	8,275	(3,010)
Deferred federal income tax benefit (expense)	39,346	(36,306)

Change in net unrealized gains (losses) on debt securities, net of tax	$(142,854)	$134,315

The components of the change in net gains on equity securities are shown below (in thousands):

	Years ended December 31,
	2021	2020
Unrealized gains on equity securities	$38,771	$349,999
Net gains on equity securities sold	381,512	6,282

Net gains on equity securities	$420,283	$356,281

Note 4 – Investment in Securities — (Continued)

The gross unrealized losses and fair value of bonds available-for-sale, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below (in thousands, except number of issues):

	December 31, 2021
	Less than 12 months			12 months or more			Total
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
Fixed maturity, bonds available-for-sale
U.S. treasury and government	10	$(230)	$18,378	1	$(25)	$2,844	11	$(255)	$21,222
U.S. states and political subdivisions	13	(618)	50,025	4	(1,694)	33,644	17	(2,312)	83,669
Corporate debt securities	184	(27,335)	1,596,811	32	(7,950)	146,597	216	(35,285)	1,743,408
Residential mortgage-backed securities	2	(339)	13,193	2	(2)	496	4	(341)	13,689
Collateralized debt securities	26	(885)	191,342	3	(19)	4,447	29	(904)	195,789

Total	235	$(29,407)	$1,869,749	42	$(9,690)	$188,028	277	$(39,097)	$2,057,777

	December 31, 2020
	Less than 12 months			12 months or more			Total
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
Fixed maturity, bonds available-for-sale
U.S. treasury and government	1	$(1)	$2,868	—	$—	$—	1	$(1)	$2,868
U.S. states and political subdivisions	2	(145)	10,205	—	—	—	2	(145)	10,205
Corporate debt securities	43	(8,507)	270,249	8	(8,700)	13,270	51	(17,207)	283,519
Residential mortgage-backed securities	1	(21)	1,391	3	(8)	593	4	(29)	1,984
Collateralized debt securities	3	(93)	12,752	1	(1)	158	4	(94)	12,910

Total	50	$(8,767)	$297,465	12	$(8,709)	$14,021	62	$(17,476)	$311,486

A number of assumptions and estimates are inherent in evaluating whether an allowance for credit loss is necessary, which include the financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on bonds available-for-sale where an allowance for credit loss was not recorded were concentrated in the Company’s fixed maturity securities within the finance and investment sector.

Equity securities by market sector distribution are shown below, based on fair value:

	December 31,
	2021	2020
Consumer goods	9.6%	19.3%
Energy and utilities	6.4	5.2
Finance	35.6	21.6
Healthcare	9.0	15.0
Industrials	3.5	7.4
Information technology	15.1	27.1
Other	20.8	4.4

Total	100.0%	100.0%

Note 4 – Investment in Securities — (Continued)

Allowance for Credit Losses

Held-to-Maturity Securities—Management measures expected credit losses on bonds held-to-maturity on a qualitative adjustment basis by major security type: corporate bonds, structured products, municipals, specialty products and treasuries. Accrued interest receivable on held-to maturity debt securities are excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information that is adjusted for current market conditions and reasonable and supportable economic forecasts based upon a third-party valuation model.

Available-for-Sale Securities—For available-for-sale bonds in an unrealized loss position, the Company first assesses whether it intends to sell the security or will be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the security’s amortized cost basis is written down to fair value through income. For bonds available-for-sale that do not meet either indicated criteria, the Company evaluates whether the decline in fair value has resulted from credit events or market factors. In making this assessment, management first calculates the extent to which fair value is less than amortized cost, and then may consider any changes to the rating of the security by a rating agency, and any specific conditions related to the security. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through income, limited to the amount fair value is less than amortized cost. Any remaining unrealized loss is recognized in other comprehensive income.

When the discounted cash flow method is used to determine the allowance for credit losses, management’s estimates incorporate expected prepayments, if any. Model inputs are considered reasonable and supportable for three years. A mean reversion is applied in years four and five. Credit loss allowance is not measured on accrued interest receivable because the balance is written off to net investment income in a timely manner, within 90 days. Changes in the allowance for credit losses are recognized through the consolidated statement of operations as (increase) decrease in investment credit loss.

No accrued interest receivables were written off as of December 31, 2021.

The rollforward of the allowance for credit losses for bonds held-to-maturity is shown below (in thousands):

	Corporate Debt Securities	Collateralized Debt Securities	Residential Mortgage- Backed Securities	Total
Balance at January 1, 2021	$(7,475)	$(4,515)	$(452)	$(12,442)
Purchases	(1,412)	(168)	—	(1,580)
Disposition	441	551	—	992
Provision	(3,021)	2,986	(64)	(99)

Balance at December 31, 2021	$(11,467)	$(1,146)	$(516)	$(13,129)

	Foreign Governments	Corporate Debt Securities	Collateralized Debt Securities	Residential Mortgage-Backed Securities	Total
Balance at January 1, 2020	$4	$(18,563)	$(2,968)	$(137)	$(21,664)
Purchases	—	(783)	(329)	134	(978)
Disposition	—	9,501	800	—	10,301
Provision	(4)	2,370	(2,018)	(449)	(101)

Balance at December 31, 2020	$—	$(7,475)	$(4,515)	$(452)	$(12,442)

Note 4 – Investment in Securities — (Continued)

The rollforward of the allowance for credit losses for available-for-sale debt securities is shown below (in thousands):

	U.S. Treasury and Government	U.S. State and Political Subdivisions	Corporate Debt Securities	Collateralized Debt Securities	Residential Mortgage- Backed Securities	Total
Beginning balance at January 1, 2021	$—	$—	$(7,275)	$(19)	$(188)	$(7,482)
Increase in allowance related to purchases	—	—	(3,158)	(538)	—	(3,696)
Reduction in allowance related to disposition	—	—	4,117	182	—	4,299
Allowance on securities that had an allowance recorded in a previous period	3	12	3,680	(1,507)	(29)	2,159
Allowance on securities where credit losses were not previously recorded	(3)	(26)	(4,505)	(1,005)	(51)	(5,590)

Balance at December 31, 2021	$—	$(14)	$(7,141)	$(2,887)	$(268)	$(10,310)

	Corporate Debt Securities	Collateralized Debt Securities	Residential Mortgage- Backed Securities	Total
Beginning balance at January 1, 2020	$—	$—	$—	$—
Increase in allowance related to purchases	(217)	—	—	(217)
Reduction in allowance related to disposition	63	6	3	72
Allowance on securities that had an allowance recorded in a previous period	(1,074)	(25)	(191)	(1,290)
Allowance on securities where credit losses were not previously recorded	(6,047)	—	—	(6,047)

Balance at December 31, 2020	$(7,275)	$(19)	$(188)	$(7,482)

Credit Quality Indicators

The Company monitors the credit quality of bonds held-to-maturity through the use of credit ratings, which are updated on a monthly basis. Information is also gathered regarding the asset performance of held-to-maturity bonds. The two traditional metrics for assessing interest rate risks are interest-coverage ratios and capitalization ratios, which can also be used in the assessment of credit risk. These risks are mitigated through the diversification of bond investments. Categories of diversification include credit ratings, geographic locations, maturities, and market sector.

The credit quality indicators for the amortized cost of bonds held-to-maturity are shown below (in thousands):

	December 31, 2021
	Amortized cost of bonds held-to-maturity by credit rating
Fixed maturity, bonds held-to-maturity	AAA	AA	A	BBB	BB and below	Total
U.S. treasury and government	$—	$12,284	$—	$—	$—	$12,284
U.S. state and political subdivisions	14,364	49,327	9,188	25,770	5,390	104,039
Foreign governments	—	13,355	1,014	—	—	14,369
Corporate debt securities	31,176	400,666	3,212,688	3,061,595	104,393	6,810,518
Collateralized debt securities	—	—	66,715	40,858	4,836	112,409
Residential mortgage-backed securities	—	47,304	—	—	1,187	48,491

Total	$45,540	$522,936	$3,289,605	$3,128,223	$115,806	$7,102,110

Note 4 – Investment in Securities — (Continued)

	December 31, 2020
	Amortized cost of bonds held-to-maturity by credit rating
Fixed maturity, bonds held-to-maturity	AAA	AA	A	BBB	BB and below	Total
U.S. treasury and government	$—	$7,733	$—	$—	$—	$7,733
U.S. state and political subdivisions	25,831	43,964	34,893	—	4,757	109,445
Foreign governments	—	2,820	1,031	—	—	3,851
Corporate debt securities	1,956	262,830	2,976,571	3,647,496	103,242	6,992,095
Collateralized debt securities	—	—	107,795	31,914	—	139,709
Residential mortgage-backed securities	—	112,995	—	—	1,584	114,579

Total	$27,787	$430,342	$3,120,290	$3,679,410	$109,583	$7,367,412

Note 5 – Mortgage Loans

Generally, commercial mortgage loans are secured by first liens on income-producing real estate. American National attempts to maintain a diversified portfolio by considering both the location of the underlying collateral as well as the type of mortgage loan. The geographic categories come from the U.S. Census Bureau’s “Census Regions and Divisions of the United States.” The distribution based on carrying amount of mortgage loans by location is as follows (in thousands, except percentages):

	December 31,
	2021		2020
	Amount	Percentage	Amount	Percentage
East North Central	$747,661	14.4%	$783,614	14.9%
East South Central	117,574	2.3	146,052	2.8
Mountain	1,250,562	24.0	1,284,555	24.5
Pacific	878,820	16.9	806,426	15.4
South Atlantic	627,295	12.0	619,405	11.8
West South Central	1,261,659	24.3	1,313,848	25.1
Other	315,763	6.1	288,631	5.5

Total	$5,199,334	100.0%	$5,242,531	100.0%

As of December 31, 2021 and 2020, loans in foreclosure and loans foreclosed are as follows (in thousands, except number of loans):

	December 31,
	2021		2020
Foreclosure and foreclosed	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
In foreclosure	—	$—	1	$5,168
Filed for bankruptcy*	—	—	1	9,230

Total in foreclosure	—	$—	2	$14,398

Foreclosed	1	$5,168	2	$8,603

*	Borrower filed for bankruptcy after foreclosure proceedings had begun.

Note 5 – Mortgage Loans — (Continued)

The age analysis of past due loans is shown below (in thousands, except percentages):

	30-59 Days Past Due	60-89 Days Past Due	More Than 90 Days Past Due	Total	Current	Total
December 31, 2021						Amount	Percentage
Apartment	$—	$—	$—	$—	$522,595	$522,595	9.9%
Hotel	—	—	—	—	962,345	962,345	18.2
Industrial	—	—	—	—	912,645	912,645	17.2
Office	—	—	—	—	1,347,384	1,347,384	25.4
Parking	—	—	—	—	392,310	392,310	7.4
Retail	4,872	—	—	4,872	838,163	843,035	15.9
Storage	—	—	—	—	163,685	163,685	3.1
Other	—	—	—	—	152,414	152,414	2.9

Total	$4,872	$—	$—	$4,872	$5,291,541	$5,296,413	100.0%

Allowance for credit losses						(97,079)

Total, net of allowance						$5,199,334

December 31, 2020
Apartment	$—	$—	$—	$—	$557,159	$557,159	10.5%
Hotel	30,315	30,158	—	60,473	853,522	913,995	17.0
Industrial	14,930	—	5,168	20,098	836,105	856,203	15.9
Office	24,804	—	9,230	34,034	1,522,197	1,556,231	29.0
Parking	48,825	29,355	—	78,180	286,107	364,287	6.8
Retail	4,991	—	25,779	30,770	760,907	791,677	14.7
Storage	—	—	—	—	165,561	165,561	3.1
Other	—	—	—	—	163,121	163,121	3.0

Total	$123,865	$59,513	$40,177	$223,555	$5,144,679	$5,368,234	100.0%

Allowance for credit losses						(125,703)

Total, net of allowance						$5,242,531

As a result of the economic impact associated with COVID-19, American National modified 93 loans with a total balance of $1.6 billion during 2020. These modifications were in the form of forbearance of principal and interest payments for up to six months, extensions of maturity dates, and/or provision for interest only payments. The modifications were primarily related to our loans to hotels, retail and parking operations. Due to ongoing economic stress brought on by the pandemic, additional modifications for 33 of these loans with a total balance of $725.7 million were made during 2021. These additional modifications extended the forbearance of principal and interest payments and interest only provisions with a requirement for the payment of at least 20% of the total interest due during the extended modification period. The modified loans had an aggregate deferred interest of $5.6 million as of December 31, 2021.

There were no unamortized purchase discounts as of December 31, 2021 and 2020. Total mortgage loans were net of unamortized origination fees of $27.5 million and $26.1 million at December 31, 2021 and 2020, respectively. No unearned income is included in these amounts.

Note 5 – Mortgage Loans — (Continued)

Troubled Debt Restructurings

American National has granted concessions to certain mortgage loan borrowers. Concessions are generally one of, or a combination of, a delay in payment of principal or interest, a reduction of the contractual interest rate or an extension of the maturity date. Loans that have these concessions could be classified as troubled debt restructurings. The carrying value could change based on the expected recovery of the loan, which is evaluated quarterly. Loan modifications executed due to COVID-19 resulting in a total delay of more than six months were evaluated for troubled debt restructuring status under current GAAP guidance.

American National considers the amount, timing and extent of concessions in determining credit loss allowances for loan losses recorded in connection with a troubled debt restructuring.

Loans determined to be troubled debt restructuring during the periods presented are as follows (in thousands, except number of loans):

	Years ended December 31,
	2021			2020
	Number of Loans	Recorded Investment Pre-Modification	Recorded Investment Post-Modification	Number of Loans	Recorded Investment Pre-Modification	Recorded Investment Post-Modification
Office	2	$37,985	$37,985	7	$76,220	$76,220
Retail	3	32,325	32,325	6	79,943	79,943
Industrial	—	—	—	2	11,565	11,565
Hotel	—	—	—	34	811,131	811,131
Parking	1	9,257	9,257	16	248,465	248,465
Storage	1	8,890	8,890	—	—	—
Apartment	—	—	—	2	40,097	40,097

Total	7	$88,457	$88,457	67	$1,267,421	$1,267,421

For the year ended December 31, 2021, a total of 72 loans with a recorded investment of $1.3 billion were designated as a troubled debt restructuring. There are no commitments to lend additional funds to debtors whose loans have been modified in a troubled debt restructuring during the periods presented. The decrease in loans determined to be a troubled debt restructuring in 2021 is primarily attributable to improved economic conditions after lifting of COVID-19 related restrictions.

Note 5 – Mortgage Loans — (Continued)

Allowance for Credit Losses

Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized discount, deferred expenses and allowances. The allowance for credit losses is based upon the current expected credit loss model. The model considers past loss experience, current economic conditions, and reasonable and supportable forecasts of future conditions. Reversion for the allowance calculation is implicit in the models used to determine the allowance. The methodology uses a discounted cash flow approach based on expected cash flows.

The rollforward of the allowance for credit losses for mortgage loans is shown below (in thousands):

Commercial Mortgage Loans
Balance at January 1, 2021	$(125,703)
Provision	28,624

Balance at December 31, 2021	$(97,079)

Commercial Mortgage Loans
Balance at January 1, 2020	$(19,160)
Cumulative adjustment at January 1, 2020	(11,216)
Provision	(95,327)

Balance at December 31, 2020	$(125,703)

The change in allowance in 2021 was primarily driven by the favorable response of the hospitality and retail industries to re- opening of the economy and resulting increases in travel and brick-and-mortar shopping.

Note 5 – Mortgage Loans — (Continued)

The asset and allowance balances for credit losses for mortgage loans by property-type are shown below (in thousands):

	December 31,
	2021		2020
	Asset Balance	Allowance	Asset Balance	Allowance
Apartment	$522,595	$(1,366)	$557,159	$(8,845)
Hotel	962,345	(39,272)	913,995	(45,596)
Industrial	912,645	(4,051)	856,203	(2,516)
Office	1,347,384	(26,988)	1,556,231	(33,373)
Parking	392,310	(16,037)	364,287	(18,178)
Retail	843,035	(6,685)	791,677	(10,856)
Storage	163,685	(459)	165,561	(2,509)
Other	152,414	(2,221)	163,121	(3,830)

Total	$5,296,413	$(97,079)	$5,368,234	$(125,703)

Credit Quality Indicators

Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property-type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below (in thousands):

	Amortized Cost Basis by Origination Year
	2021	2020	2019	2018	2017	Prior	Total
Apartment	$50,747	$79,673	$210,011	$22,166	$122,472	$37,526	$522,595
Hotel	32,312	35,041	94,618	203,151	218,129	379,094	962,345
Industrial	180,229	265,167	135,810	99,716	38,170	193,553	912,645
Office	4,812	24,919	62,260	162,412	314,931	778,050	1,347,384
Parking	31,618	28,651	13,783	26,676	8,446	283,136	392,310
Retail	115,290	69,329	38,761	74,464	74,198	470,993	843,035
Storage	23,184	28,936	48,401	37,156	17,095	8,913	163,685
Other	54,114	—	21,662	29,884	1,650	45,104	152,414

Total	$492,306	$531,716	$625,306	$655,625	$795,091	$2,196,369	$5,296,413

Allowance for credit losses							(97,079)

Total, net of allowance							$5,199,334

Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. At December 31, 2021, no commercial loans were past due over 90 days and in non-accrual status.

Off-Balance Sheet Credit Exposures

The Company has off-balance sheet credit exposures related to non-cancellable unfunded commitment amounts on commercial mortgage loans. We estimate the allowance for these exposures by applying the allowance rate we computed for each property type to the related outstanding commitment amounts. As of December 31, 2021, we have included a $7.7 million liability in other liabilities on the consolidated statements of financial position based on unfunded loan commitments of $1.0 billion.

Note 6 – Real Estate and Other Investments

The carrying amount of real estate and real estate partnerships, net of accumulated depreciation, by property-type and geographic distribution are as follows (in thousands, except percentages):

	December 31, 2021		December 31, 2020
	Amount	Percentage	Amount	Percentage
Hotel	$56,198	6.1%	$67,857	7.1%
Industrial	119,698	12.9	132,757	13.8
Land	39,760	4.3	51,220	5.3
Office	277,034	29.8	299,500	31.2
Retail	269,941	29.1	268,588	28.0
Apartments	153,871	16.6	120,847	12.6
Other	11,910	1.2	19,803	2.0

Total	$928,412	100.0%	$960,572	100.0%

	December 31, 2021		December 31, 2020
	Amount	Percentage	Amount	Percentage
East North Central	$122,148	13.2%	$81,310	8.5%
East South Central	59,122	6.4	65,302	6.8
Mountain	127,542	13.7	133,233	13.9
Pacific	112,714	12.1	127,421	13.3
South Atlantic	67,573	7.3	97,801	10.1
West South Central	428,272	46.1	434,722	45.3
Other	11,041	1.2	20,783	2.1

Total	$928,412	100.0%	$960,572	100.0%

As of December 31, 2021, no real estate partnerships met the criteria as held-for-sale.

American National regularly invests in real estate partnerships and frequently participates in the design with the sponsor, but in most cases, its involvement is limited to financing. Through analysis performed by American National, some of these partnerships have been determined to be variable interest entities (“VIEs”). In certain instances, in addition to an economic interest in the entity, American National holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The assets of the consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of American National, as American National’s obligation is limited to the amount of its committed investment. American National has not provided financial or other support to the VIEs in the form of liquidity arrangements, guarantees, or other commitments to third-parties that may affect the fair value or risk of its variable interest in the VIEs in 2021 or 2020.

The assets and liabilities relating to the VIEs included in the consolidated financial statements are as follows (in thousands):

	December 31,
	2021	2020
Real estate and real estate partnerships	$126,708	$131,405
Investment funds	100,374	—
Short-term investments	500	500
Cash and cash equivalents	10,341	8,070
Premiums due and other receivables	3,201	3,484
Other assets	12,992	13,796

Total assets of consolidated VIEs	$254,116	$157,255

Notes payable	$149,248	$153,703
Other liabilities	8,250	8,490

Total liabilities of consolidated VIEs	$157,498	$162,193

The notes payable in the consolidated statements of financial position pertain to the borrowings of the consolidated VIEs. The liability of American National relating to notes payable of the consolidated VIEs is limited to the amount of its direct or indirect investment in the respective ventures, which totaled $3.0 million at December 31, 2021 and 2020.

Note 6 – Real Estate and Other Investments — (Continued)

The total long-term notes payable of the consolidated VIE’s consists of the following (in thousands):

		December 31,
Interest rate	Maturity	2021	2020
LIBOR	2023	$10,819	$10,819
4% fixed	2022	75,293	78,565
4.18% fixed	2024	63,136	64,319

Total		$149,248	$153,703

For other real estate partnership VIEs, American National is not the primary beneficiary as major decisions impacting the economic activities of the VIE require consent from both partners. The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs follows (in thousands):

	December 31,
	2021		2020
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Real estate and real estate partnerships	$332,351	$332,351	$368,588	$368,588
Mortgage loans on real estate	690,779	690,779	722,917	722,917
Accrued investment income	2,878	2,878	4,980	4,980

American National’s net investment income of real estate partnerships is the Company’s share of operating earnings and realized gains from investments in real estate joint ventures and other limited partnership interests (“joint ventures”) using the equity method of accounting. In 2021 and 2020 certain joint ventures took advantage of market opportunities to generate realized gains on the sale of real estate held or developed by the ventures.

The Company’s income from and investment in each joint venture did not exceed 20% and therefore no separate financial disclosure is required. The Company’s income from, assets held, and investment in each joint venture did not exceed 10% of operating income before tax. Additionally, American National’s investment in joint ventures is less than 3% of the Company’s total assets, and investments in individual joint ventures is not considered to be material to the Company in relation to its financial position or ongoing results of operations. Therefore, summarized financial information of equity method investees has not been included.

The Company’s total investment in investment funds, real estate partnerships, and other partnerships, of which substantially all are limited liability companies (“LLCs”) or limited partnerships, consists of the following (in thousands):

	December 31,
	2021	2020
Investment funds	$947,856	$458,776
Real estate partnerships	439,341	443,279
Other	13,907	18,359

Total investments in partnerships	$1,401,104	$920,414

	Years ended December 31,
	2021	2020
Income from operations	$103,826	$14,958
Net gain on sales	84,851	27,509

Net investment income from partnerships	$188,677	$42,467

Note 7 – Derivative Instruments

American National purchases over-the-counter equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. These options are not designated as hedging instruments for accounting purposes under GAAP. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity- indexed embedded derivative. The detail of derivative instruments is shown below (in thousands, except number of instruments):

			December 31,
		2021			2020
Derivatives Not Designated as Hedging Instruments	Location in the Consolidated Statements of Financial Position	Number of Instruments	Notional Amounts	Estimated Fair Value	Number of Instruments	Notional Amounts	Estimated Fair Value
Equity-indexed options	Other invested assets	473	$3,523,000	$259,383	455	$2,867,600	$242,201
Equity-indexed embedded	Policyholders’ account balances	125,523	3,419,992	832,579	112,103	2,748,540	705,013

		Gains (Losses) Recognized in Income on Derivatives
Derivatives Not Designated as Hedging Instruments	Location in the Consolidated Statements of Operations	Years ended December 31,
		2021	2020
Equity-indexed options	Net investment income	$127,681	$51,931
Equity-indexed embedded derivative	Interest credited to policyholders’ account balances	(107,162)	(22,977)

The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by the counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The Company holds collateral in cash and notes secured by U.S. government backed assets. The non-performance risk is the net counterparty exposure based on the fair value of the open contracts, less the fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. As such, a right of offset has been applied to collateral that supports credit risk and has been recorded in the consolidated statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for excess collateral.

Information regarding the Company’s exposure to credit loss on the options it holds is presented below (in thousands):

		December 31, 2021
Counterparty	Moody/S&P Rating	Options Fair Value	Collateral Held in Cash	Collateral Held in Invested Assets	Total Collateral Held	Collateral Amounts used to Offset Exposure	Excess Collateral	Exposure Net of Collateral
Bank of America	A2/A-	$6,289	$5,950	$—	$5,950	$5,950	$—	$339
Barclays	Baa2/BBB	45,410	28,173	18,100	46,273	45,410	863	—
Credit Suisse	Baa1/BBB+	34,411	35,300	—	35,300	34,411	889	—
ING	Baa1/A-	13,280	3,030	10,300	13,330	13,280	50	—
Morgan Stanley	A1/BBB+	61,817	57,716	5,700	63,416	61,817	1,599	—
NATIXIS*	A1/A	26,490	26,660	—	26,660	26,490	170	—
Truist	A3/A-	39,589	30,010	11,000	41,010	39,530	1,480	59
Wells Fargo	A1/BBB+	32,097	22,320	9,900	32,220	32,065	155	32

Total		$259,383	$209,159	$55,000	$264,159	$258,953	$5,206	$430

		December 31, 2020
Counterparty	Moody/S&P Rating	Options Fair Value	Collateral Held in Cash	Collateral Held in Invested Assets	Total Collateral Held	Collateral Amounts used to Offset Exposure	Excess Collateral	Exposure Net of Collateral
Barclays	Baa2/BBB	$51,489	$31,513	$18,100	$49,613	$49,613	$—	$1,876
Credit Suisse	Baa1/BBB+	9,447	8,680	—	8,680	8,680	—	767
Goldman-Sachs	A3/BBB+	1,227	1,170	—	1,170	1,170	—	57
ING	Baa1/A-	20,606	10,450	10,300	20,750	20,606	144	—
Morgan Stanley	A2/BBB+	37,406	30,616	5,700	36,316	36,316	—	1,090
NATIXIS*	A1/A+	30,567	30,720	—	30,720	30,567	153	—
Truist	A3/A-	52,127	43,960	11,000	54,960	52,127	2,833	—
Wells Fargo	A2/BBB+	39,332	29,370	9,900	39,270	39,270	—	62

Total		$242,201	$186,479	$55,000	$241,479	$238,349	$3,130	$3,852

*	Collateral is prohibited from being held in invested assets.

Note 8 – Net Investment Income and Net Realized Investment Gains (Losses)

Net investment income is shown below (in thousands):

	Years ended December 31,
	2021	2020
Bonds	$523,422	$560,811
Equity securities	28,102	31,325
Mortgage loans	260,721	251,414
Real estate and real estate partnerships	99,483	28,810
Investment funds	99,007	19,454
Equity-indexed options	127,681	51,931
Other invested assets	33,238	32,407

Total	$1,171,654	$976,152

Net investment income from equity method investments, comprised of real estate partnerships and investment funds, was $188.7 million and $42.5 million for the twelve months ended December 31, 2021 and 2020 respectively.

Net realized investment gains (losses) are shown below (in thousands):

	Years ended December 31,
	2021	2020
Bonds	$54,941	$23,318
Mortgage loans	(768)	—
Real estate and real estate partnerships	10,240	12,401
Other invested assets	215	(59)

Total	$64,628	$35,660

Net realized investment gains (losses) by transaction type are shown below (in thousands):

	Years ended December 31,
	2021	2020
Sales	$16,045	$10,249
Calls and maturities	55,526	26,948
Paydowns	385	(108)
Impairments	(5,913)	(1,276)
Loss allowance	—	—
Other	(1,415)	(153)

Total	$64,628	$35,660

Other-than-temporary impairment losses are shown below (in thousands):

	Years ended December 31,
	2021	2020
Bonds*	$—	$—

*

Effective January 1, 2020, the Company adopted ASU No. 2016-13. Adoption of this guidance resulted in an allowance for credit losses primarily on our commercial mortgage loans and related off-balance sheet unfunded loan commitments, held-to-maturity bonds and reinsurance recoverables.

Note 9 – Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments are shown below (in thousands):

	December 31,
	2021		2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Fixed maturity, bonds held-to-maturity	$7,088,981	$7,458,789	$7,354,970	$7,983,181
Fixed maturity, bonds available-for-sale	8,380,248	8,380,248	7,597,180	7,597,180
Equity securities	135,433	135,433	2,070,766	2,070,766
Equity-indexed options	259,383	259,383	242,201	242,201
Mortgage loans on real estate, net of allowance	5,199,334	5,271,950	5,242,531	5,451,152
Policy loans	365,208	365,208	373,014	373,014
Short-term investments	1,840,732	1,840,732	1,028,379	1,028,379
Separate account assets ($1,278,380 and $1,153,702 included in fair value hierarchy)	1,320,703	1,320,703	1,185,467	1,185,467
Separately managed accounts	99,884	99,884	64,424	64,424

Total financial assets	$24,689,906	$25,132,330	$25,158,932	$25,995,764

Financial liabilities
Investment contracts	$10,947,958	$10,947,958	$10,101,764	$10,101,764
Embedded derivative liability for equity-indexed contracts	832,579	832,579	705,013	705,013
Notes payable	149,248	149,248	153,703	153,703
Federal Home Loan Bank advance	—	—	250,000	250,227
Separate account liabilities ($1,278,380 and $1,153,702 included in fair value hierarchy)	1,320,703	1,320,703	1,185,467	1,185,467

Total financial liabilities	$13,250,488	$13,250,488	$12,395,947	$12,396,174

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction at the measurement date from the perspective of a market participant. American National has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect American National’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Note 9 – Fair Value of Financial Instruments — (Continued)

Valuation Techniques for Financial Instruments Recorded at Fair Value

Fixed Maturity Securities and Equity Options—American National utilizes a pricing service to estimate fair value measurements. The fair value for fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Since fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.

The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

American National has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. American National does not adjust quotes received from the pricing service. The pricing service utilized by American National has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.

American National holds a small amount of private placement debt and fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, American National includes these fair value estimates in Level 3.

For securities priced using a quote from an independent pricing source, such as the equity-indexed options and certain fixed maturity securities, American National uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity Securities—For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for fixed maturity securities. If applicable, these estimates would be disclosed as Level 2 measurements. American National tests the accuracy of the information provided by reference to other services annually.

Short-Term Investments—Short-term investments are primarily commercial paper rated A2 or P2 or better by Standard & Poor’s and Moody’s, respectively. Commercial paper is carried at amortized cost which approximates fair value. These investments are classified as Level 2 measurements.

Note 9 – Fair Value of Financial Instruments — (Continued)

Separate Account Assets and Liabilities—Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of American National. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. American National reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from American National’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, American National’s qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the consolidated statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of American National.

The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and fixed maturity bonds available-for-sale. Equity securities are classified as Level 1 measurements. Short-term investments and fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.

The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not financial instruments and are not included in the quantitative disclosures of fair value hierarchy table.

No gains or losses were recognized on assets transferred to separate accounts for the years ended December 31, 2021 and 2020.

Embedded Derivative—The amounts reported within policyholder contract deposits include equity linked interest crediting rates based on the S&P 500 within indexed annuities and indexed life. The following unobservable inputs are used for measuring the fair value of the embedded derivatives associated with the policyholder contract liabilities:

•

Lapse rate assumptions are determined by company experience. Lapse rates are generally assumed to be lower during a contract’s surrender charge period and then higher once the surrender charge period has ended. Decreases to the assumed lapse rates generally increase the fair value of the liability as more policyholders persist to collect the crediting interest pertaining to the indexed product. Increases to the lapse rate assumption decrease the fair value.

•

Mortality rate assumptions vary by age and gender based on company and industry experience. Decreases to the assumed mortality rates increase the fair value of the liabilities as more policyholders earn crediting interest. Increases to the assumed mortality rates decrease the fair value as higher decrements reduce the potential for future interest credits.

•

Equity volatility assumptions begin with current market volatilities and grow to long-term values. Increases to the assumed volatility will increase the fair value of liabilities, as future projections will produce higher increases in the linked index. At December 31, 2021 and 2020, the one-year implied volatility used to estimate embedded derivative value was 19.6% and 17.6%, respectively.

Fair values of indexed life and annuity liabilities are calculated using the discounted cash flow technique. Shown below are the significant unobservable inputs used to calculate the Level 3 fair value of the embedded derivatives within policyholder contract deposits (in millions, except range percentages):

	Fair Value			Range
	December 31,			December 31,
	2021	2020	Unobservable Input	2021	2020
Security type
Embedded derivative
Indexed Annuities	$799.3	$670.8	Lapse Rate	1-50%	1-50%
			Mortality Multiplier	100%	100%
			Equity Volatility	12-64%	16-69%
Indexed Life	33.3	34.2	Equity Volatility	12-64%	16-69%

Note 9 – Fair Value of Financial Instruments — (Continued)

Quantitative Disclosures

The fair value hierarchy measurements of the financial instruments are shown below (in thousands):

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2021
	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Fixed maturity, bonds available-for-sale
U.S. treasury and government	$26,753	$26,753	$—	$—
U.S. states and political subdivisions	1,077,129	—	1,077,129	—
Foreign governments	5,841	—	5,841	—
Corporate debt securities	7,036,148	—	6,789,991	246,157
Residential mortgage-backed securities	31,967	—	31,967	—
Collateralized debt securities	202,410	—	202,410	—

Total bonds available-for-sale	8,380,248	26,753	8,107,338	246,157

Equity securities
Common stock	94,895	93,315	—	1,580
Preferred stock	40,538	7,570	—	32,968

Total equity securities	135,433	100,885	—	34,548

Options	259,383	—	—	259,383
Short-term investments	1,840,732	—	1,840,732	—
Separate account assets	1,278,380	381,414	896,966	—
Separately managed accounts	99,884	—	—	99,884

Total financial assets	$11,994,060	$509,052	$10,845,036	$639,972

Financial liabilities
Embedded derivative for equity-indexed contracts	$832,579	$—	$—	$832,579
Notes payable	149,248	—	—	149,248
Separate account liabilities	1,278,380	381,414	896,966	—

Total financial liabilities	$2,260,207	$381,414	$896,966	$981,827

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2020
	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Fixed maturity, bonds available-for-sale
U.S. treasury and government	$29,183	$—	$29,183	$—
U.S. states and political subdivisions	1,140,458	—	1,140,458	—
Foreign governments	16,388	—	16,388	—
Corporate debt securities	6,334,479	—	6,224,042	110,437
Residential mortgage-backed securities	21,291	—	21,291	—
Collateralized debt securities	55,381	—	55,381	—

Total bonds available-for-sale	7,597,180	—	7,486,743	110,437

Equity securities
Common stock	2,055,229	2,054,789	—	440
Preferred stock	15,537	14,909	—	628

Total equity securities	2,070,766	2,069,698	—	1,068

Options	242,201	—	—	242,201
Short-term investments	1,028,379	—	1,028,379	—
Separate account assets	1,153,702	309,425	844,277	—
Separately managed accounts	64,424	—	—	64,424

Total financial assets	$12,156,652	$2,379,123	$9,359,399	$418,130

Financial liabilities
Embedded derivative for equity-indexed contracts	$705,013	$—	$—	$705,013
Notes payable	153,703	—	—	153,703
Separate account liabilities	1,153,702	309,425	844,277	—

Total financial liabilities	$2,012,418	$309,425	$844,277	$858,716

Note 9 – Fair Value of Financial Instruments — (Continued)

For financial instruments measured at fair value on a recurring basis using Level 3 inputs during the period, a reconciliation of the beginning and ending balances is shown below (in thousands):

	Level 3
	Assets		Liability
	Investment Securities	Equity-Indexed Options	Separately Managed Accounts	Embedded Derivative
Balance at January 1, 2020	45,307	256,005	50,503	731,552

Net gain for derivatives included in net investment income	—	51,931	—	—
Net change included in interest credited	—	—	—	22,977
Net fair value change included in other comprehensive income	80	—	(312)	—
Purchases, sales and settlements or maturities
Purchases	191,960	80,705	25,343	—
Sales	(70,842)	(8,063)	(11,110)	—
Settlements or maturities	—	(138,377)	—	—
Premiums less benefits	—	—	—	(49,516)
Gross transfers out of Level 3	(55,000)	—	—	—

Balance at December 31, 2020	111,505	242,201	64,424	705,013

Net gain for derivatives included in net investment income	—	127,681	—	—
Net change included in interest credited	—	—	—	107,162
Net fair value change included in other comprehensive income	3,269	—	1,444	—
Purchases, sales and settlements or maturities
Purchases	225,063	97,712	56,712	—
Sales	(58,593)	—	(22,696)	—
Settlements or maturities	—	(208,211)	—	—
Premiums less benefits	—	—	—	20,404
Gross transfers into Level 3	1,479	—	—	—
Gross transfers out of Level 3	(2,018)	—	—	—

Balance at December 31, 2021	$280,705	$259,383	$99,884	$832,579

Within the net gain for derivatives included in net investment income were unrealized gains of $4.4 million and unrealized losses of $11.2 million relating to assets still held at December 31, 2021 and 2020, respectively.

The associated embedded derivative decrease during 2020 is largely driven by classification changes to declared funds within indexed products and by changes to the embedded derivative discount rate.

There was $26.8 million transferred between Level 1 and Level 2 fair value hierarchies during the periods presented for U.S. treasury and government bonds available-for-sale. It was determined these securities will be disclosed as Level 1 since valuations are based on quoted prices readily available in an active market. American National’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. The transfers into Level 3 during 2021 were the result of securities not being priced by the third-party service at the end of the period.

Note 9 – Fair Value of Financial Instruments — (Continued)

Equity-Index Options—Certain over the counter equity options are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

The following summarizes the fair value (in thousands), valuation techniques and unobservable inputs of the Level 3 fair value measurements:

	Fair Value at December 31, 2021	Valuation Technique	Unobservable Input	Range/Weighted Average
Security type
Investment securities
Common stock	$1,580	Guideline public company method (1)	Recurring Revenue Multiple (2)	8x
		Option pricing method	LTM EBITDA Multiple (3)	7.6x
		CVM	NCY EBITDA Multiple (5)	4.8x
Preferred stock	32,968	Guideline public company method (1)	LTM Revenue Multiple (4)	6.3x
		Priced at cost	LTM EBITDA Multiple (3)	4.2x
			NCY EBITDA Multiple (5)	4.8x
			Term (Years)	1.80
			Volatility	60.00%
Bonds	246,157	Priced at cost	Coupon rate	2.63-8.00%
Separately managed accounts	99,884	Discounted cash flows (yield analysis)	Discount rate	4.80-16.40%
		CVM	NCY EBITDA Multiple (5)	4.8x
		Market transaction	N/A	N/A

	Fair Value at December 31, 2020	Valuation Technique	Unobservable Input	Range/Weighted Average
Security type
Investment securities
Common stock	$440	Option pricing method	Term (years)	2.83
			Volatility	45.00%
		Market transaction	N/A	N/A
Preferred stock	628	Option pricing method	Term (years)	2.83
			Volatility	45.00%
		Market transaction	N/A	N/A
Bonds	110,437	Priced at cost	Coupon rate	2.72-8.00%
Separately managed accounts	64,424	Discounted cash flows (yield analysis)	Discount rate	7.25-14.71%
		Market transaction	N/A	N/A

(1)	Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.
(2)	Recurring Revenue Multiple for the most relevant period of time, measures the value of the equity or a business relative to the revenues it generates.
(3)	Last Twelve Months (“LTM”) EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12 month period.
(4)	LTM Revenue Multiple valuation metric shows revenue for the past 12 month period.
(5)	Next Calendar Year (“NCY”) EBITDA Multiple is the forecasted EBITDA expected to be achieved over the next calendar year.

Investment Securities—These bonds use cost as the best estimate of fair value. They are valued at cost because the value would not change unless there is a fundamental deterioration in the portfolio. There is no observable market valuation price or third-party sources that provide market values for these securities since they are not publicly traded. The common and preferred stock are valued at market transaction, option pricing method, or guideline public company method based on the best available information.

Separately Managed Accounts—The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rate which is considered an unobservable input.

Note 9 – Fair Value of Financial Instruments — (Continued)

Fair Value Information About Financial Instruments Not Recorded at Fair Value

Information about fair value estimates for financial instruments not measured at fair values is discussed below:

Fixed Maturity Securities—The fair value of bonds held-to-maturity is determined to be consistent with the disclosure under Valuation Techniques for the Financial Instrument Recorded at Fair Value section.

Mortgage Loans—The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan by loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.

Policy Loans—The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, American National believes the carrying value of policy loans approximates fair value.

Separately Managed Accounts—The amounts reported in separately managed accounts consist primarily of notes and private equity. These investments are private placements and do not have a readily determinable fair value. The carrying value of the separately managed accounts is cost or market value, if available from the separately managed account manager. Market value is provided by the separately managed account manager in subsequent quarters. American National believes that cost approximates fair value at initial recognition during the quarter of investment.

Investment Contracts—The carrying value of investment contracts is equivalent to the accrued account balance. The accrued account balance consists of deposits, net of withdrawals, net of interest credited, fees and charges assessed and other adjustments. American National believes that the carrying value of investment contracts approximates fair value because the majority of these contracts’ interest rates reset at anniversary.

Notes Payable—Notes payable are carried at outstanding principal balance. The carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the balance sheet date.

Federal Home Loan Bank Advance—The Federal Home Loan Bank advance was carried at outstanding principal balance. The fair value of the advance was obtained from the Federal Home Loan Bank of Dallas. The Company does not have outstanding loans from FHLB as of December 31, 2021.

Note 9 – Fair Value of Financial Instruments — (Continued)

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis are shown below (in thousands):

	December 31, 2021
	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Fixed maturity, bonds held-to-maturity
U.S. treasury and government	Level 1	$12,284	$11,997
U.S. states and political subdivisions	Level 2	104,039	103,809
Foreign governments	Level 2	14,369	14,347
Corporate debt securities	Level 2	6,799,051	7,166,564
Residential mortgage-backed securities	Level 2	47,975	50,178
Collateralized debt securities	Level 2	111,263	111,894

Total fixed maturity, bonds held-to-maturity		7,088,981	7,458,789

Mortgage loans on real estate, net of allowance	Level 3	5,199,334	5,271,950
Policy loans	Level 3	365,208	365,208

Total financial assets		$12,653,523	$13,095,947

Financial liabilities
Investment contracts	Level 3	$10,947,958	$10,947,958
Notes payable	Level 3	149,248	149,248

Total financial liabilities		$11,097,206	$11,097,206

	December 31, 2020
	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Fixed maturity, bonds held-to-maturity
U.S. treasury and government	Level 2	$7,732	$7,744
U.S. states and political subdivisions	Level 2	109,445	113,535
Foreign governments	Level 2	3,851	4,225
Corporate debt securities	Level 2	6,981,597	7,595,712
Corporate debt securities	Level 3	3,024	3,024
Residential mortgage-backed securities	Level 2	114,127	117,728
Collateralized debt securities	Level 2	135,194	141,213

Total fixed maturity, bonds held-to-maturity		7,354,970	7,983,181

Mortgage loans on real estate, net of allowance	Level 3	5,242,531	5,451,152
Policy loans	Level 3	373,014	373,014

Total financial assets		$12,970,515	$13,807,347

Financial liabilities
Investment contracts	Level 3	$10,101,764	$10,101,764
Notes payable	Level 3	153,703	153,703
Federal Home Loan Bank advance	Level 2	250,000	250,227

Total financial liabilities		$10,505,467	$10,505,694

Note 10 – Deferred Policy Acquisition Costs

Deferred policy acquisition costs are shown below (in thousands):

	Life	Annuity	Health	Property & Casualty	Total
Balance at January 1, 2020	852,900	415,380	32,578	122,149	1,423,007

Additions	148,142	55,411	15,926	335,744	555,223
Amortization	(94,386)	(103,709)	(15,619)	(335,831)	(549,545)
Effect of change in unrealized gains on available-for-sale debt securities	(10,448)	(58,026)	—	—	(68,474)

Net change	43,308	(106,324)	307	(87)	(62,796)

Balance at December 31, 2020	896,208	309,056	32,885	122,062	1,360,211

Additions	161,898	99,971	14,369	366,167	642,405
Amortization	(111,764)	(77,133)	(17,906)	(355,970)	(562,773)
Effect of change in unrealized gains on available-for-sale debt securities	9,703	48,578	—	—	58,281

Net change	59,837	71,416	(3,537)	10,197	137,913

Balance at December 31, 2021	$956,045	$380,472	$29,348	$132,259	$1,498,124

Commissions comprise the majority of the additions to deferred policy acquisition costs.

Note 11 – Liability for Future Policy Benefits and Policyholder Account Balances

American National estimates liabilities for amounts payable under insurance and annuity policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of expected benefit payments reduced by the present value of expected premiums. Such liabilities are established on a block of business based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability termination, investment return, inflation, expenses, and other contingent events as appropriate to the respective product type.

Future policy benefits for non-participating traditional life insurance are equal to the aggregate of the present value of expected benefit payments and related expenses less the present value of expected net premiums. Assumptions as to mortality and persistency are based upon American National’s experience when the basis of the liability is established. Interest rates for the aggregate future policy benefit liabilities range from 3.0% to 8.0%.

Future policy benefit liabilities for participating traditional life insurance are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 2.5% to 5.5%) and mortality rates guaranteed in calculating the cash surrender values described in such contracts; and (ii) the liability for terminal dividends.

Future policy benefit liabilities for individual fixed deferred annuities after annuitization and single premium immediate annuities are equal to the present value of expected future payments. The interest rate used in establishing such liabilities range from 3.0% to 6.0% for all policies in-force.

Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rate used in establishing such liabilities range from 3.5% to 8.0%.

Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rates used in establishing such liabilities range from 3.0% to 6.0%.

Liabilities for universal life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. American National regularly evaluates estimates used and adjusts the additional liability balances with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor’s experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

American National periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the consolidated statements of operations in the period in which the changes occur.

Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1.0% to 8.0% (some annuities have enhanced first year crediting rates ranging from 1.0% to 7.0%), less expenses, mortality charges, and withdrawals; and (iii) fair value adjustment.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses

The liability for unpaid claims and claim adjustment expenses (“claims”) for health and property and casualty insurance is included in “Policy and contract claims” in the consolidated statements of financial position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled. The liability for unpaid claims is estimated based upon American National’s historical experience and actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, less anticipated salvage and subrogation. The effects of the changes are included in the consolidated results of operations in the period in which the changes occur. The time value of money is not taken into account for the purposes of calculating the liability for unpaid claims. There have been no significant changes in methodologies or assumptions used to calculate the liability for unpaid claims and claim adjustment expenses.

Information regarding the liability for unpaid claims is shown below (in thousands):

	Years ended Decem ber 31,
	2021	2020
Unpaid claims balance, beginning	$1,354,213	$1,322,837
Less: Reinsurance recoverables	243,084	246,447

Net beginning balance	1,111,129	1,076,390

Incurred related to
Current	1,277,798	1,177,634
Prior years	(93,357)	(61,659)

Total incurred claims	1,184,441	1,115,975

Paid claims related to
Current	735,968	681,960
Prior years	392,881	399,276

Total paid claims	1,128,849	1,081,236

Net balance	1,166,721	1,111,129
Plus: Reinsurance recoverables	288,358	243,084

Unpaid claims balance, ending	$1,455,079	$1,354,213

The net and gross reserve calculations have shown favorable development as a result of favorable loss emergence compared to what was implied by the loss development patterns used in the original estimation of losses in prior years. Estimates for ultimate incurred claims attributable to insured events of prior years decreased by approximately $93.4 million and $61.7 million in 2021, and 2020, respectively. The favorable development in 2021 was a reflection of lower-than-anticipated settlement costs of losses arising from commercial automobile, agribusiness, private passenger automobile, guaranteed asset protection waiver, and collateral protection insurance lines of business. The favorable development in 2020 was a reflection of lower rates of claim severity emergence than previously expected in the worker’s compensation line of business, and lower liability claim settlement costs emerging from agribusiness and private passenger automobile lines of business.

For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses at December 31, 2021 and December 31, 2020 was $18.9 million and $20.5 million respectively.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses in the consolidated statement of financial position is as follows (in thousands):

December 31, 2021
Net outstanding liabilities
Auto Liability	$458,517
Non-Auto Liability	303,662
Commercial Multi-Peril	150,783
Homeowners	84,625
Short Tail Property	38,998
Credit Property and Casualty	16,004
Credit Life	1,435
Health	23,329
Credit Health	4,557
Other	897

Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance	1,082,807

Reinsurance recoverable on unpaid claims
Auto Liability	11,554
Non-Auto Liability	40,650
Commercial Multi-Peril	8,419
Homeowners	13,746
Short Tail Property	12,818
Credit Property and Casualty	11,782
Credit Life	673
Health	193,065
Credit Health	1,657
Other	7,020

Total reinsurance recoverable on unpaid claims	301,384

Insurance lines other than short-duration	244,418
Unallocated claim adjustment expenses	63,686

308,104

Total gross liability for unpaid claims and claim adjustment expense	$1,692,295

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

Property and Casualty Reserving Methodology—The following methods are utilized:

•

Initial Expected Loss Ratio—This method calculates an estimate of ultimate losses by applying an estimated loss ratio to actual earned premium for each calendar/accident year. This method is appropriate for classes of business where the actual paid or reported loss experience is not yet mature enough to influence initial expectations of the ultimate loss ratios.

•

Pegged Frequency and Severity—This method uses actual claims count data and emergence patterns of older accident periods to project the ultimate number of reported claims for a given accident year. A similar process projects the ultimate average severity per claim so that the product of the two projections results in a projection of ultimate loss for a given accident year.

•

Bornhuetter-Ferguson—This method uses, as a starting point, either an assumed Initial Expected Loss Ratio Method or Pegged Frequency and Severity method and blends in the loss ratio or frequency and severity implied by the claims experience to date by using loss development patterns based on our historical experience. This method is generally appropriate where there are few reported claims and an unstable pattern of reported losses.

•

Loss or Expense Development (Chain Ladder)—This method uses actual loss or defense and cost containment expense data and the historical development profiles on older accident periods to project more recent, less developed periods to their ultimate total. This method is appropriate when there is a relatively stable pattern of loss and expense emergence and a relatively large number of reported claims.

•

Ratio of Paid Defense and Cost Containment Expense to Paid Loss Development—This method uses the ratio of paid defense and cost containment expense to paid loss data and the historical development profiles on older accident periods to project more recent, less developed periods to their ultimate total. In this method, an ultimate ratio of paid defense and cost containment expense to paid loss is selected for each accident period. The selected paid defense and cost containment expense to paid loss ratio is then applied to the selected ultimate loss for each accident period to estimate the ultimate defense and cost containment expense. Paid defense and cost containment expense is then subtracted from the ultimate defense and cost containment expense to calculate the unpaid defense and cost containment expense for that accident period.

•

Calendar Year Paid Adjusting and Other Expense to Paid Loss—This method uses a selected prior calendar years’ paid expense to paid loss ratio to project ultimate loss adjustment expenses for adjusting and other expense. A percentage of the selected ratio is applied to the case reserves (depending on the line of insurance) and 100% to the indicated IBNR reserves. These ratios assume that a percentage of the expense is incurred when a claim is opened and the remaining percentage is paid throughout the claim’s life.

For most credit property and casualty products, IBNR liability is calculated as a percentage of pro rata unearned premium, with the specific percentage for a given product line informed by a traditional completion factor claim reserve analysis.

The expected development on reported claims is the sum of a pay-to-current reserve and a future reserve. The pay-to-current reserve is calculated for each open claim having a monthly indemnity and contains the amount required to pay the open claim from the last payment date to the current valuation date. The future reserve is calculated by assigning to each open claim a fixed reserve amount based on the historical average severity. For debt cancellation products and involuntary unemployment insurance, this reserve is calculated using published valuation tables.

Cumulative claim frequency information is calculated on a per claim basis. Claims that do not result in a liability are not considered in the determination of unpaid liabilities.

For any given line of business, none of these methods are relied on exclusively. With minor exceptions, multiple methods may be used for a line of business as a check for reasonableness of our reselected reserve value.

The following contains information about incurred and paid claims development as of December 31, 2021, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. The information about incurred and paid claims development for the years ended December 31, 2012 to 2020 is presented as supplementary information.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

Auto Liability—Consists of personal and commercial auto. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2021
	Years ended December 31,										IBNR Plus	Cumulative Number of
Accident Year	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021	Expected Development	Reported Claims
2012	$251,593	$242,255	$231,312	$228,013	$229,426	$228,559	$228,864	$228,486	$228,236	$228,181	$58	44,691
2013		242,364	236,432	233,068	231,301	228,285	226,608	227,234	227,102	226,943	134	38,817
2014			232,146	223,386	217,819	215,419	214,870	214,557	214,326	214,253	203	36,011
2015				237,578	240,697	239,421	245,775	244,798	244,621	243,304	374	36,097
2016					259,177	256,080	261,400	259,128	257,633	256,294	1,434	37,114
2017						269,803	280,012	275,850	273,551	270,464	4,607	38,591
2018							314,467	299,512	288,806	282,805	12,541	37,826
2019								330,988	313,636	305,312	26,749	36,267
2020									277,597	254,808	46,637	26,166
2021										299,746	89,756	26,556

									Total	$2,582,110

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021
2012	$82,531	$150,323	$183,448	$204,980	$214,467	$219,170	$222,117	$222,865	$224,585	$224,799
2013		79,358	143,709	181,535	204,480	215,280	219,303	223,739	224,675	226,211
2014			72,838	134,376	166,947	187,375	204,057	209,401	210,994	212,522
2015				78,861	149,366	186,281	211,908	231,530	237,792	239,986
2016					86,492	153,911	198,326	225,869	237,592	247,640
2017						88,357	175,175	218,435	241,823	255,530
2018							95,777	185,317	227,312	248,183
2019								98,545	193,389	231,892
2020									78,699	151,722
2021										85,916

									Total	$2,124,401
	All outstanding liabilities before 2012, net of reinsurance*									808

	Liabilities for claims and claim adjustment expenses, net of reinsurance									$458,517

*	Unaudited supplementary information.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

Non-Auto Liability—Consists of workers’ compensation and other liability occurrence. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2021
												Cumulative
	Years ended December 31,										IBNR Plus	Number of
Accident Year	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021	Expected Development	Reported Claims
2012	$83,146	$80,470	$78,644	$75,226	$68,017	$63,630	$64,118	$63,336	$63,552	$63,304	$1,623	4,877
2013		74,183	75,815	70,772	67,841	65,096	64,564	63,284	62,926	62,159	1,738	4,556
2014			83,084	75,550	72,624	67,339	67,865	67,267	67,268	66,250	3,168	6,111
2015				83,897	78,968	76,724	67,548	64,189	63,326	63,523	3,593	5,563
2016					86,935	83,179	73,764	73,195	68,178	67,347	4,153	4,501
2017						102,616	88,902	81,240	77,322	76,540	6,397	8,176
2018							88,986	85,910	79,493	75,207	16,115	13,684
2019								96,064	95,340	92,544	26,473	11,875
2020									90,197	83,339	37,431	10,028
2021										102,869	65,428	8,512

									Total	$753,082

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021
2012	$13,862	$27,574	$38,826	$49,585	$55,194	$57,863	$59,528	$60,900	$61,450	$61,858
2013		12,794	22,743	32,474	42,504	47,987	51,672	54,323	55,426	56,916
2014			11,201	26,587	36,220	45,206	51,853	55,307	57,497	58,559
2015				11,979	23,488	37,059	46,285	51,303	53,478	55,434
2016					12,733	24,633	35,502	45,820	50,596	55,205
2017						14,865	37,139	48,654	53,996	59,582
2018							13,156	26,115	37,574	45,316
2019								12,204	30,199	40,729
2020									9,596	23,838
2021										12,389

									Total	$469,826
	All outstanding liabilities before 2012, net of reinsurance*									20,406
	Liabilities for claims and claim adjustment expenses, net of reinsurance									$303,662

*	Unaudited supplementary information.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

Commercial Multi-Peril—Consists of business owners insurance and mortgage fire business. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2021
	Years ended December 31,										IBNR Plus	Cumulative Number of
Accident Year	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021	Expected Development	Reported Claims
2012	$35,169	$28,548	$26,805	$23,258	$23,385	$23,090	$22,481	$22,045	$22,033	$22,381	$151	2,717
2013		33,979	27,592	27,867	26,970	25,948	26,028	24,790	24,681	24,733	231	2,228
2014			36,852	31,220	34,911	33,962	36,132	34,279	34,004	33,836	292	2,311
2015				33,997	31,488	29,023	32,282	31,285	33,059	34,282	821	2,240
2016					38,115	33,475	33,080	31,615	33,628	32,705	875	4,798
2017						42,411	37,079	40,611	43,367	47,660	3,631	6,815
2018							50,784	50,182	51,519	51,035	4,595	5,678
2019								56,062	59,789	58,262	11,129	3,587
2020									68,226	63,281	16,924	4,012
2021										95,708	39,566	4,999

									Total	$463,883

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021
2012	$11,525	$14,454	$16,263	$18,670	$20,716	$21,026	$21,352	$21,415	$21,453	$21,499
2013		9,374	12,723	15,426	18,406	20,816	21,718	23,210	23,348	23,513
2014			12,001	16,484	20,199	24,602	27,339	31,448	32,702	32,934
2015				9,820	12,956	16,402	21,680	25,188	27,201	28,566
2016					11,327	17,193	19,085	22,339	25,686	26,690
2017						12,458	20,828	23,294	26,202	28,420
2018							18,027	30,078	32,490	35,781
2019								22,098	32,295	37,408
2020									25,492	38,415
2021										41,452

									Total	$314,678
	All outstanding liabilities before 2012, net of reinsurance*									1,578

	Liabilities for claims and claim adjustment expenses, net of reinsurance									$150,783

*	Unaudited supplementary information.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

Homeowners—Consists of homeowners and renters business. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance										As of December 31, 2021
	Years ended December 31,										IBNR Plus	Cumulative Number of
Accident Year	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021	Expected Development	Reported Claims
2012	$181,284	$177,664	$175,523	$175,509	$175,178	$175,032	$174,611	$174,276	$174,239	$174,238	$—	30,999
2013		152,208	149,080	149,272	148,231	147,927	147,444	147,359	147,234	147,246	—	20,041
2014			132,651	131,634	130,287	131,546	130,895	130,747	130,799	130,713	—	18,183
2015				125,430	124,199	123,619	123,824	123,731	123,357	123,312	2	17,758
2016					147,264	145,373	144,376	145,019	144,828	144,766	17	21,559
2017						164,284	172,274	172,491	169,524	169,430	45	23,589
2018							174,495	179,561	176,317	176,681	61	22,576
2019								177,854	176,005	173,763	1,181	20,260
2020									227,298	228,441	2,876	24,788
2021										240,732	31,342	19,762

									Total	$1,709,322

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2012*	2013*	2014*	2015*	2016*	2017*	2018*	2019*	2020*	2021
2012	$143,797	$169,415	$171,842	$173,170	$173,676	$174,139	$174,247	$174,256	$174,239	$174,238
2013		115,605	140,309	145,152	146,650	146,920	147,145	147,233	147,232	147,245
2014			96,300	122,601	126,245	129,467	130,059	130,305	130,542	130,577
2015				86,617	114,696	119,331	122,585	122,955	123,065	123,161
2016					105,415	136,796	140,972	144,000	144,596	144,635
2017						116,075	159,107	166,009	167,638	168,241
2018							121,631	165,203	170,850	174,077
2019								122,530	163,400	170,229
2020									166,352	217,224
2021										175,265

									Total	$1,624,892
	All outstanding liabilities before 2012, net of reinsurance*									195

	Liabilities for claims and claim adjustment expenses, net of reinsurance									$84,625

*	Unaudited supplementary information.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

Short Tail Property—Consists of auto physical damage, fire, rental owners, standard fire policy, country estates, inland marine and watercraft. This line of business has substantially all claims settled and paid in less than two years. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance		As of December 31, 2021
	Years ended December 31,		IBNR Plus Expected Development	Cumulative Number of Reported Claims
Accident Year	2020*	2021
2020	$237,332	$229,857	$282	53,008
2021		269,065	(3,599)	53,068

	Total	$498,922

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2020*	2021
2020	$203,827	$227,495
2021		235,425

	Total	$462,920
All outstanding liabilities before 2020, net of reinsurance*		2,996

Liabilities for claims and claim adjustment expenses, net of reinsurance		$38,998

*	Unaudited supplementary information

Credit Property and Casualty—Consists of credit property insurance, vendor’s or lender’s single interest insurance, GAP insurance, GAP waiver, debt cancellation products, involuntary unemployment insurance and collateral protection insurance. This line of business has substantially all claims settled and paid in less than two years. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,		As of December 31, 2021
Accident Year	2020*	2021	IBNR Plus Expected Development	Cumulative Number of Reported Claims
2020	$65,260	$65,269	$—	22,385
2021		51,002	12,188	14,443

	Total	$116,271

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2020*	2021
2020	$46,417	$65,269
2021		34,998

	Total	$100,267
All outstanding liabilities before 2020, net of reinsurance*		—

Liabilities for claims and claim adjustment expenses, net of reinsurance		$16,004

*	Unaudited supplementary information.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

Credit Life—For credit life products, IBNR is calculated as a percentage of life insurance in-force. This line of business has substantially all claims settled and paid in less than two years. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance		As of December 31, 2021
	Years ended December 31,		IBNR Plus Expected Development	Cumulative Number of Reported Claims
Accident Year	2020*	2021
2020	$7,265	$8,397	$35	48
2021		10,291	1,300	50

	Total	$18,688

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2020*	2021
2020	$6,201	$8,359
2021		8,894

	Total	$17,253
All outstanding liabilities before 2020, net of reinsurance*		—

Liabilities for claims and claim adjustment expenses, net of reinsurance		$1,435

*	Unaudited supplementary information.

Health Reserving Methodology—The following methods are utilized:

•

Completion Factor Approach—This method assumes that the historical claim patterns will be an accurate representation of unpaid claim liabilities. An estimate of the unpaid claims is calculated by subtracting period-to-date paid claims from an estimate of the ultimate “complete” payment for all incurred claims in the period. Completion factors are calculated which “complete” the current period-to-date payment totals for each incurred month to estimate the ultimate expected payout.

•

Tabular Claims Reserves—This method is used to calculate the reserves for long-term care and disability income blocks of business. These reserves rely on published valuation continuance tables created using industry experience regarding assumptions of continued morbidity and subsequent recovery. Reserves are calculated by applying these continuance tables, along with appropriate company experience adjustments, to the stream of contractual benefit payments. These expected benefit payments are discounted at the required interest rate.

•

Future Policy Benefits—Reserves are equal to the aggregate of the present value of expected future benefit payments, less the present value of expected future premiums. Morbidity and termination assumptions are based on our experience or published valuation tables when available and appropriate.

•

Premium Deficiency Reserves—Deficiency reserves are established when the expected future claim payments and expenses for a classification of policies are in excess of the expected premiums for these policies. The determination of a deficiency reserve takes into consideration the likelihood of premium rate increases, the timing of these increases, future net investment income, and the expected benefit utilization patterns. We have established premium deficiency reserves for portions of the major medical business and the long-term care business that are in run-off. The assumptions and methods used to determine the deficiency reserves are reviewed periodically for reasonableness, and the reserve amount is monitored against emerging losses.

There is no expected development on reported claims in the health blocks. Claim frequency is determined by totaling the number of unique claim numbers during the period as each unique claim number represents a claim event for an individual claimant.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

Health—Consists of stop-loss and other supplemental health products. This line of business has substantially all claims settled and paid in less than five years. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2021
	Years ended December 31,					IBNR Plus Expected Development	Cumulative Number of Reported Claims
Accident Year	2017*	2018*	2019*	2020*	2021
2017	$41,544	$39,930	$35,466	$35,447	$35,451	$—	29,216
2018		64,686	63,729	57,676	57,682	—	30,004
2019			48,175	52,508	47,294	1	30,614
2020				38,461	37,871	3,816	24,946
2021					43,153	14,174	20,877

				Total	$221,451

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2017*	2018*	2019*	2020*	2021
2017	$25,358	$35,392	$35,420	$35,420	$35,420
2018		34,894	57,759	57,616	57,617
2019			33,353	47,270	47,245
2020				23,398	34,118
2021					27,889

				Total	$202,289
All outstanding liabilities before 2017, net of reinsurance*					4,167
Liabilities for claims and claim adjustment expenses, net of reinsurance					$23,329

*	Unaudited supplementary information.

Credit Health Reserving Methodology—The following methods are utilized:

Tabular Claims Reserves—These reserves rely on published valuation continuance tables. The insured’s age at disablement, the duration of the claim and the remaining term of the policy are used to provide a factor which is applied to the remaining exposure to calculate the present value of future benefits for insureds on claim.

The claim liability consists of IBNR and Due/Unpaid. The IBNR utilizes an inventory type method based on historical patterns of claim payments incurred but not reported within the last six months of the valuation date.

The Due/Unpaid reserves are the amount needed to pay an open claim from the last date of payment to the reserve valuation date.

Credit Health—The claim liability consists of credit disability. This line of business has substantially all claims settled and paid in less than five years. Claims and claim adjustment expenses are shown below (in thousands):

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance					As of December 31, 2021
	Years ended December 31,					IBNR Plus Expected Development	Cumulative Number of Reported Claims
Accident Year	2017*	2018*	2019*	2020*	2021
2017	$4,555	$4,852	$4,773	$4,820	$4,873	$46	3,803
2018		4,631	4,163	4,155	4,303	76	3,572
2019			3,902	3,705	3,631	97	2,999
2020				3,736	3,741	222	2,605
2021					3,415	457	1,533

				Total	$19,963

*	Unaudited supplementary information.

Note 12 – Liability for Unpaid Claims and Claim Adjustment Expenses — (Continued)

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
Accident Year	2017*	2018*	2019*	2020*	2021
2017	$1,389	$3,328	$4,058	$4,438	$4,639
2018		1,473	2,930	3,598	3,918
2019			1,208	2,618	3,138
2020				1,179	2,613
2021					1,098

				Total	$15,406
All outstanding liabilities before 2017, net of reinsurance*					—
Liabilities for claims and claim adjustment expenses, net of reinsurance					$4,557

*	Unaudited supplementary information.

The following table is supplementary information. A 10-year average annual percentage payout of incurred claims is shown below:

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Auto Liability	33.0%	29.5%	15.3%	9.5%	5.7%	2.6%	1.2%	0.5%	0.7%	2.0%
Non-Auto Liability	17.1%	19.9%	15.9%	13.4%	8.3%	5.1%	3.3%	1.9%	1.6%	13.5%
Commercial Multi-Peril	37.1%	16.2%	8.1%	10.5%	8.7%	5.2%	3.8%	0.5%	0.5%	9.4%
Homeowners	73.1%	21.3%	3.3%	1.7%	0.3%	0.1%	0.1%	—%	—%	0.1%
Short Tail Property	88.1%	11.9%	—%	—%	—%	—%	—%	—%	—%	—%
Credit Property and Casualty	69.9%	30.1%	—%	—%	—%	—%	—%	—%	—%	—%
Credit Life	80.1%	19.9%	—%	—%	—%	—%	—%	—%	—%	—%

Note 13 – Reinsurance

American National reinsures portions of certain life insurance policies to provide a greater diversification of risk and manage exposure on larger risks. The maximum amounts that would be retained by one life insurance company (ANICO) by issue ages are shown below (in thousands):

	0-75 Years	76-80 Years	81 and Over
Individual life	$5,000	$2,000	$1,000
Individual accidental death	250	250	250
Credit life	100	100	100
Group life	100	100	100

Total	$5,450	$2,450	$1,450

For the Property and Casualty segment, American National retains the first $2.0 million of loss per risk. Reinsurance covers up to $6.0 million of property and liability losses per risk. Additional excess property per risk coverage is purchased to cover risks up to $20.0 million, and excess casualty clash coverage is purchased to cover losses up to $60.0 million. Excess casualty clash covers losses incurred as a result of one casualty event involving multiple policies, excess policy limits and extra contractual obligations. Facultative reinsurance is purchased for individual risks attaching at $20.0 million as needed. Corporate catastrophe coverage is in place for losses up to $470.0 million ($500.0 million if the top layer of the Property Catastrophe Top and Drop contract is included). American National retains the first $35.0 million of each catastrophe. Catastrophe aggregate reinsurance coverage is also purchased and is provided by two contracts.

The first contract is the Property Catastrophe Top and Drop cover that consists of $30.0 million of annual limit available either wholly or in part across two layers of coverage. The first layer is 100% of $30.0 million excess of $470.0 million on an occurrence basis. The second layer provides aggregate protection where subject loss is $15.0 million excess of $20.0 million of each catastrophe, and recoveries follow satisfaction of a $15.0 million annual aggregate deductible. The second layer acts to reduce the retention on large second and third catastrophe events to $20.0 million following a first large catastrophe. This cover was placed at 100% for 2021 and does not include a reinstatement. The second aggregate contract provides for $30.0 million of coverage after $160.0 million of annual aggregated catastrophe losses has been reached. Qualifying losses include amounts of retained losses net of other reinsurance below $35.0 million on Property Claims Services (“PCS”) declared catastrophe events and internally declared catastrophe events exceeding $5.0 million. This cover was placed at 55% for 2021 and does not include a reinstatement.

American National remains primarily liable with respect to any reinsurance ceded and would bear the entire loss if the reinsurer does not meet their obligations under any reinsurance treaties. American National had the following recoverables from reinsurance, net of allowance for credit losses (in thousands):

	December 31,
	2021	2020
Reinsurance recoverables	$459,621	$414,359

None of the amount outstanding at December 31, 2021 is the subject of litigation or is in dispute with the reinsurers involved. Management believes the unfavorable resolution of any dispute that may arise would not have a material impact on American National’s consolidated financial statements.

Note 13 – Reinsurance — (Continued)

The amounts in the consolidated financial statements include the impact of reinsurance. Premiums written and earned are shown below (in thousands):

	Years ended December 31,
	2021	2020
WRITTEN
Direct	$2,650,696	$2,533,278
Reinsurance assumed	644,858	591,457
Reinsurance ceded	(944,194)	(883,187)

Net	$2,351,360	$2,241,548

EARNED
Direct	$2,716,632	$2,629,403
Reinsurance assumed	317,081	291,945
Reinsurance ceded	(732,660)	(703,274)

Net	$2,301,053	$2,218,074

Life insurance in-force and related reinsurance amounts are shown below (in thousands):

	December 31,
	2021	2020
Direct life insurance in-force	$136,710,529	$128,075,765
Reinsurance risks assumed from other companies	221,023	171,433
Reinsurance risks ceded to other companies	(22,835,954)	(24,006,683)

Net life insurance in-force	$114,095,598	$104,240,515

Note 14 – Federal Income Taxes

A reconciliation of the effective tax rate to the statutory federal tax rate is shown below (in thousands, except percentages):

	Years ended December 31,
	2021		2020
	Amount	Rate	Amount	Rate
Total expected income tax expense at the statutory rate	$181,229	21.0%	$121,939	21.0%
Tax-exempt investment income	(3,929)	(0.5)	(4,262)	(0.7)
Deferred tax change	(8,375)	(1.0)	2,816	0.5
Dividend exclusion	(3,459)	(0.4)	(3,097)	(0.5)
Tax credits, net	(4,988)	(0.6)	(7,484)	(1.3)
Low income housing tax credit expense	4,744	0.5	4,923	0.8
Change in valuation allowance	(138)	—	(625)	(0.1)
Other items, net	1,501	0.3	2,397	0.4

Total	$166,585	19.3%	$116,607	20.1%

As of December 31, 2021, American National had no material net operating loss or tax credit carryforwards.

American National’s federal income tax returns for tax years 2018 to 2020 are subject to examination by the Internal Revenue Service. In the opinion of management, all prior year taxes have been paid or adequate provisions have been made for any tax deficiencies that may be assessed.

As of December 31, 2021, American National had no provision for uncertain tax positions and no provision for penalties or interest. In addition, management does not believe there are any uncertain tax benefits that could be recognized within the next twelve months that would impact American National’s effective tax rate.

Note 14 – Federal Income Taxes — (Continued)

The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities are shown below (in thousands):

	December 31,
	2021	2020
DEFERRED TAX ASSETS
Mortgage loans on real estate	$27,784	$34,341
Future policy benefits, policyholders’ account balances and claims	43,538	57,572
Unearned premium reserve	25,142	23,225
Participating policyholders’ liability	67,367	41,593
Deferred compensation	11,427	9,057
Tax carryforwards	1,748	1,643

Gross deferred tax assets before valuation allowance	177,006	167,431

Valuation allowance	(2,552)	(2,458)

Gross deferred tax assets after valuation allowance	174,454	164,973

DEFERRED TAX LIABILITIES
Bonds	69,089	122,326
Equity securities	8,386	262,017
Real estate, real estate partnerships and investment funds	16,319	12,499
Other invested assets	30,452	29,664
Deferred acquisition costs	218,252	199,152
Property and equipment	6,272	7,689
Pension and liability for retirement benefits	20,640	1,549
Other liabilities	5,554	8,424

Gross deferred tax liabilities	374,964	643,320

Total net deferred tax liability	$200,510	$478,347

In 2021, our deferred tax liabilities decreased from $478.3 million at December 31, 2020 to $200.5 million at December 31, 2021. The decrease was primarily due to the sale of equity securities. Upon sale, deferred tax liabilities on unrealized gains became realized for tax purposes resulting in a decrease in deferred tax liabilities and an increase in current tax liability.

GAAP requires us to evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. There were no material changes to our valuation allowance recorded during the years ended December 31, 2021 and 2020. Although realization is not assured, management believes it is more-likely-than-not that our remaining deferred tax assets will be realized and that as of December 31, 2021, no additional valuation allowance is required.

Note 15 – Accumulated Other Comprehensive Income (Loss)

The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below (in thousands):

	Net Unrealized Gains (Losses) on Securities	Defined Benefit Pension Plan Adjustments	Foreign Currency Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2020	157,851	(55,232)	(3,101)	99,518

Amounts reclassified from AOCI (net of tax benefit $2,092 and expense $1,018)	(7,870)	3,831	—	(4,039)
Unrealized holding gains arising during the period (net of tax expense $52,808)	198,657	—	—	198,657
Unrealized adjustment to DAC (net of tax benefit $14,380)	(54,094)	—	—	(54,094)
Unrealized gains on investments attributable to participating policyholders’ interest (net of tax benefit $632)	(2,378)	—	—	(2,378)
Actuarial loss arising during the period (net of tax benefit $4,181)	—	(15,729)	—	(15,729)
Foreign currency adjustment (net of tax expense $62)	—	—	235	235
Balance at December 31, 2020	292,166	(67,130)	(2,866)	222,170

Amounts reclassified from AOCI (net of tax benefit $8,608 and expense $2,016)	(32,382)	7,584	—	(24,798)
Unrealized holding losses arising during the period (net of tax benefit $43,343)	(163,051)	—	—	(163,051)
Unrealized adjustment to DAC (net of tax expense $12,239)	46,042	—	—	46,042
Unrealized losses on investments attributable to participating policyholders’ interest (net of tax expense $1,738)	6,537	—	—	6,537
Actuarial gain arising during the period (net of tax expense $15,974)	—	60,092	—	60,092
Foreign currency adjustment (net of tax expense $65)	—	—	62	62

Balance at December 31, 2021	$149,312	$546	$(2,804)	$147,054

Note 16 – Stockholders’ Equity and Noncontrolling Interests

ANAT has one class of common stock with a par value of $0.01 per share and 50,000,000 authorized shares. Each issued and outstanding share of the Company’s common stock will be converted into the right to receive $190.00 in cash without interest pursuant to the Merger Agreement with Brookfield Reinsurance. Refer to Note 1, Nature of Operations, for more information. The number of shares outstanding at the dates indicated are shown below:

	Years ended December 31,
	2021	2020
Common stock
Shares issued	26,887,200	26,887,200
Treasury shares	—	—

Outstanding shares	26,887,200	26,887,200
Restricted shares	(10,000)	(10,000)

Unrestricted outstanding shares	26,877,200	26,877,200

Stock-based Compensation

American National has made grants of Stock Appreciation Rights (“SAR”), Restricted Stock (“RS”) Awards, and Restricted Stock Units (“RSU”), pursuant to a stock-based compensation plan. The term for granting additional awards under such plan expired in 2019. Pursuant to the plan, grants were made to certain officers meeting established performance objectives, and grants were made to directors as compensation and to align their interests with those of other shareholders. In addition, American National has made grants to directors and advisory directors of RSUs that are cash-settled only, with no provision for conversion to stock. During 2021, 10,197 of such cash-settled RSUs were granted and remain outstanding at December 31, 2021 as shown in the table below.

SAR, RS and RSU information for the periods indicated are shown below:

	SAR		RS Shares		RSUs
	Shares	Weighted- Average Grant Date Fair	Shares	Weighted- Average Grant Date Fair	Units	Weighted- Average Grant Date Fair
Outstanding at December 31, 2020	—	—	10,000	80.05	8,250	113.19
Granted	—	—	—	—	10,197	113.35
Exercised	—	—	—	—	(8,250)	75.35
Forfeited	—	—	—	—	—	—
Expired	—	—	—	—		—

Outstanding at December 31, 2021	—	$—	10,000	$80.05	10,197	$113.35

Note 16 – Stockholders’ Equity and Noncontrolling Interests — (Continued)

	SAR	RS Shares	RSUs
Weighted-average contractual remaining life (in years)	0.0	1.16	0.33
Exercisable shares	—	N/A	N/A
Weighted-average exercise price	$—	$80.05	$113.35
Weighted-average exercise price exercisable shares	—	N/A	N/A
Compensation expense (credit)
Year ended December 31, 2021	$—	$80,000	$1,989,000
Year ended December 31, 2020	(1,000)	80,000	449,000
Fair value of liability award
December 31, 2021	$—	N/A	$1,926,000
December 31, 2020	—	N/A	793,000

The SARs gave the holder the right to cash compensation based on the difference between the stock price on the grant date and the stock price on the exercise date. The SARs vest at a rate of 20% per year for five years and expired five years after vesting. All remaining SARs expired on May 1, 2020.

RS awards entitle the participant to full dividend and voting rights. Each RS share awarded has the value of one share of restricted stock and vests 10 years from the grant date. Unvested shares are restricted as to disposition, and are subject to forfeiture under certain circumstances. Compensation expense is recognized over the vesting period. The restrictions on these awards lapse after 10 years and feature a graded vesting schedule in the case of the retirement, death or disability of an award holder or change in control. Restricted stock awards for 350,334 shares have been granted at an exercise price of zero, of which 10,000 shares are unvested.

RSU awards to our directors and advisory directors are settled in cash based upon the market price of our common stock after one-year or earlier upon death, disability or retirement from service after age 65 or change in control. During the twelve months ended December 31, 2021, 8,250 RSUs were granted and vested on May 1, 2021 and were settled in cash. A new grant of 10,197 RSUs was awarded to directors and advisory directors on May 1, 2021 with one-year cliff vesting which will be settled in cash.

Pursuant to the Merger Agreement with Brookfield Reinsurance, each outstanding and unvested restricted share award and restricted stock unit award will vest and be converted into the right to receive cash payment equal to $190.00 multiplied by the total number of shares of common stock subject to such award prior to the effective date of the merger with Brookfield Reinsurance. Refer to Note 1, Nature of Operations, for more information.

Earnings per Share

Basic earnings per share were calculated using a weighted average number of shares outstanding. Diluted earnings per share include RS awards and RSU award shares issued in 2019. RSUs issued in 2021 and 2020 may only be settled in cash.

	Years ended December 31,
	2021	2020
Weighted average shares outstanding	26,877,200	26,878,679
Incremental shares from RS awards and RSUs	7,479	8,446

Total shares for diluted calculations	26,884,679	26,887,125

Net income attributable to American National (in thousands)	$699,325	$467,505
Basic earnings per share	$26.02	$17.39
Diluted earnings per share	$26.01	$17.38

Note 16 – Stockholders’ Equity and Noncontrolling Interests — (Continued)

Statutory Capital and Surplus

Risk Based Capital (“RBC”) is a measure insurance regulators use to evaluate the capital adequacy of American National’s insurance subsidiaries. RBC is calculated using formulas applied to certain financial balances and activities that consider, among other things, investment risks related to the type and quality of investments, insurance risks associated with products and liabilities, interest rate risks and general business risks. Insurance companies that do not maintain capital and surplus at a level at least 100% of the company action level RBC are required to take certain actions. At December 31, 2021 and 2020, ANICO’s statutory capital and surplus was $4.0 billion and $3.6 billion, respectively, which resulted in an RBC level above 200% of the company action level. All of our other insurance subsidiaries had statutory capital and surplus at December 31, 2021 and 2020 above 200% of the company action level except ANPAC Louisiana Insurance Company (“ANPLA”), which had an RBC level of 194% at December 31, 2020, which increased to 242% at December 31, 2021.

American National’s insurance subsidiaries prepare financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of each subsidiary’s state of domicile, which include certain components of the National Association of Insurance Commissioners’ Codification of Statutory Accounting Principles (“NAIC Codification”). NAIC Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting practices continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the statutory capital and surplus of our insurance subsidiaries.

Statutory accounting differs from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, and valuing securities on a different basis. In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus.

One of American National’s insurance subsidiaries has been granted a permitted practice from the Missouri Department of Insurance, to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer. This permitted practice increases the statutory capital and surplus of both ANICO and American National Lloyds Insurance Company by $68.1 million and $75.3 million at December 31, 2021 and 2020, respectively. The statutory capital and surplus of both ANICO and American National Lloyds Insurance Company would have remained above the authorized control level RBC had it not used the permitted practice.

The statutory capital and surplus and net income (loss) of our life and property and casualty insurance entities in accordance with statutory accounting practices are shown below (in thousands):

	December 31,
	2021	2020
Statutory capital and surplus
Life insurance entities	$2,425,759	$2,188,808
Property and casualty insurance entities	1,570,501	1,463,179

	Years ended December 31,
	2021	2020
Statutory net income (loss)
Life insurance entities	$956,053	$(25,178)
Property and casualty insurance entities	383,962	127,207

Statutory net income for our life insurance entities increased as a result of a $1.0 billion dividend payment to ANICO from ANH Investments, LLC, as a result of proceeds received from the sale of the majority of the equity securities portfolio. Statutory net income for our property and casualty entities increased driven by an increase in net realized gains as a result of the sale of the majority of the companies’ equity securities portfolios.

Note 16 – Stockholders’ Equity and Noncontrolling Interests — (Continued)

Dividends

Dividends are paid on a quarterly basis. We paid a quarterly dividend of $0.82 per share for each quarter for the years ended December 31, 2021 and 2020, and we expect to continue to pay regular quarterly cash dividends, not to exceed $0.82 per share, prior to the completion of the merger with Brookfield Reinsurance, although there is no assurance as to future dividends because they depend on future earnings, capital requirements and financial conditions. Refer to Note 1, Nature of Operations, for more information regarding the Merger Agreement with Brookfield Reinsurance.

The amount of dividends paid by our insurance company subsidiaries is restricted by insurance law. These restrictions are based, in part, on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the insurance commissioner of the relevant state of domicile. For example, restrictions applicable to Texas-domiciled life insurance companies like ANICO limit the payment of dividends to the greater of the prior year’s statutory net gain from operations before realized capital gains, or 10% of prior year statutory surplus, in each case determined in accordance with statutory accounting principles. ANICO is permitted, without prior approval of the Texas Department of Insurance, to pay total dividends of $792.4 million during 2022, subject to the terms and conditions of the Merger Agreement with Brookfield Reinsurance.

Noncontrolling Interests

American National County Mutual Insurance Company (“County Mutual”) is a mutual insurance company owned by its policyholders. ANICO has a management agreement that effectively gives it control of County Mutual. As a result, County Mutual is included in the consolidated financial statements of American National. Policyholder interests in the financial position of County Mutual are reflected as noncontrolling interest of $6.8 million at December 31, 2021 and 2020, respectively.

American National Group, Inc. and its subsidiaries exercise control or ownership of various joint ventures, resulting in their consolidation into American National’s consolidated financial statements. The interests of the other partners in the consolidated joint ventures are shown as anoncontrolling interest of $0.9 million and a noncontrolling deficit of $0.9 million at December 31, 2021 and 2020, respectively.

Note 17 – Segment Information

Management organizes the business into five operating segments:

•	Life—consists of whole, term, universal, indexed and variable life insurance. Products are primarily sold through career, multiple-line, and independent agents as well as direct marketing channels.

•

Annuity—consists of fixed, indexed, and variable annuity products. Products are primarily sold through independent agents, brokers, and financial institutions, along with multiple-line and career agents.

•

Health—consists of Medicare Supplement, stop-loss, other supplemental health products and credit disability insurance. Products are typically distributed through independent agents and managing general underwriters.

•

Property and Casualty—consists of personal, agricultural and targeted commercial coverages and credit-related property insurance. Products are primarily sold through multiple-line and independent agents or managing general agents.

•	Corporate and Other—consists of net investment income from investments and certain expenses not allocated to the insurance segments and revenues and related expenses from non-insurance operations.

The accounting policies of the segments are the same as those described in Note 2, Summary of Significant Accounting Policies and Practices, of the Notes to the Consolidated Financial Statements. All revenues and expenses specifically attributable to policy transactions are recorded directly to the appropriate operating segment. Revenues and expenses not specifically attributable to policy transactions are allocated to each segment as follows:

•	Recurring income from bonds and mortgage loans is allocated based on the assets allocated to each segment at the average yield available from these assets.

•

Net investment income from all other assets is allocated to the insurance segments in accordance with the amount of capital allocated to each segment, with the remainder recorded in the Corporate and Other segment.

•	Expenses are charged to segments through direct identification and allocations based upon various factors.

The following summarizes total assets by operating segments (in thousands):

	Years ended December 31,
	2021	2020
Total assets
Life	$7,491,012	$7,111,991
Annuity	14,803,297	13,642,357
Health	532,809	515,841
Property and Casualty	2,888,696	2,716,896
Corporate and Other	5,604,507	5,480,730

Total	$31,320,321	$29,467,815

Note 17 – Segment Information — (Continued)

The results of operations measured as the income before federal income taxes and other items by operating segments are summarized below (in thousands):

	Year ended December 31, 2021
	Life	Annuity	Health	Property & Casualty	Corporate & Other	Total
PREMIUMS AND OTHER REVENUES
Premiums	$412,769	$74,925	$143,484	$1,669,875	$—	$2,301,053
Other policy revenues	336,136	23,571	—	—	—	359,707
Net investment income	277,962	629,417	8,153	62,140	193,982	1,171,654
Net realized investment gains	—	—	—	—	64,628	64,628
Decrease in investment credit loss	—	—	—	—	28,778	28,778
Net gains on equity securities	—	—	—	—	420,283	420,283
Other income	1,577	3,282	21,743	15,807	3,279	45,688

Total premiums and other revenues	1,028,444	731,195	173,380	1,747,822	710,950	4,391,791

BENEFITS, LOSSES AND EXPENSES
Policyholder benefits	605,724	149,931	—	—	—	755,655
Claims incurred	—	—	98,029	1,094,126	—	1,192,155
Interest credited to policyholders’ account balances	84,005	364,649	—	—	—	448,654
Commissions for acquiring and servicing policies	186,470	98,842	24,231	330,554	—	640,097
Other operating expenses	195,127	53,379	42,284	213,486	67,593	571,869
Change in deferred policy acquisition costs	(50,134)	(22,838)	3,537	(10,197)	—	(79,632)

Total benefits, losses and expenses	1,021,192	643,963	168,081	1,627,969	67,593	3,528,798

Income before federal income tax and other items	$7,252	$87,232	$5,299	$119,853	$643,357	$862,993

	Year ended December 31, 2020
	Life	Annuity	Health	Property & Casualty	Corporate & Other	Total
PREMIUMS AND OTHER REVENUES
Premiums	$396,099	$92,866	$168,805	$1,560,304	$—	$2,218,074
Other policy revenues	295,263	15,483	—	—	—	310,746
Net investment income	261,389	570,003	8,637	63,949	72,174	976,152
Net realized investment gains	—	—	—	—	35,660	35,660
Increase in investment credit loss	—	—	—	—	(102,603)	(102,603)
Net gains on equity securities	—	—	—	—	356,281	356,281
Other income	2,084	2,716	19,598	12,779	3,379	40,556

Total premiums and other revenues	954,835	681,068	197,040	1,637,032	364,891	3,834,866

BENEFITS, LOSSES AND EXPENSES
Policyholder benefits	533,925	214,158	—	—	—	748,083
Claims incurred	—	—	116,122	1,005,620	—	1,121,742
Interest credited to policyholders’ account balances	75,943	245,099	—	—	—	321,042
Commissions for acquiring and servicing policies	167,548	55,910	30,182	299,960	—	553,600
Other operating expenses	182,395	48,359	39,265	202,503	42,891	515,413
Change in deferred policy acquisition costs	(53,756)	48,298	(307)	87	—	(5,678)

Total benefits, losses and expenses	906,055	611,824	185,262	1,508,170	42,891	3,254,202

Income before federal income tax and other items	$48,780	$69,244	$11,778	$128,862	$322,000	$580,664

Note 18 – Pension and Postretirement Benefits

Savings Plans

American National sponsors a qualified defined contribution (401(k) plan) for all employees, and non-qualified defined contribution plans for certain employees whose otherwise eligible earnings exceed the statutory limits under the qualified plans.

Note 18 – Pension and Postretirement Benefits — (Continued)

The total expense associated with matching contributions to these plans was $10.8 million and $9.9 million for 2021 and 2020, respectively.

Pension Benefits

American National sponsors qualified and non-qualified defined benefit pension plans, all of which have been frozen. As such, no additional benefits are accrued through these plans for additional years of service credit or future salary increase credit, and no new participants are added to the plans. Benefits earned by eligible employees prior to the plans being frozen have not been affected.

The qualified pension plans are noncontributory. The plans provide benefits for salaried and management employees and corporate clerical employees subject to a collective bargaining agreement based on years of service and employee compensation. The non-qualified pension plans cover key employees and restore benefits that would otherwise be curtailed by statutory limits on qualified plan benefits.

Note 18 – Pension and Postretirement Benefits — (Continued)

Amounts recognized in the consolidated statements of financial position consist of (in thousands):

	Qualified		Non-qualified
	2021	2020	2021	2020
Reconciliation of benefit obligation
Obligation at beginning of year	$427,745	$387,273	$65,791	$65,733
Service cost	589	543	—	—
Interest cost on projected benefit obligation	10,290	13,079	917	1,789
Actuarial (gain) loss	(11,640)	50,620	2,496	6,775
Benefits paid	(27,604)	(23,770)	(8,510)	(8,506)

Obligation at end of year	399,380	427,745	60,694	65,791

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	511,989	470,101	—	—
Actual return on plan assets	90,822	65,700	—	—
Employer contributions	—	—	8,510	8,506
Benefits paid	(27,597)	(23,812)	(8,510)	(8,506)

Fair value of plan assets at end of year	575,214	511,989	—	—

Funded status at end of year	$175,834	$84,244	$(60,694)	$(65,791)

The components of net periodic benefit cost for the defined benefit pension plans are shown below (in thousands):

	Years ended December 31,
	2021	2020
Service cost	$589	$543
Interest cost	11,207	14,868
Expected return on plan assets	(25,921)	(26,109)
Amortization of net actuarial loss	7,628	4,848
Settlement recognition	1,973	—

Net periodic cost (benefit)	$(4,524)	$(5,850)

Amounts related to the defined benefit pension plans recognized as a component of AOCI are shown below (in thousands):

	Years ended December 31,
	2021	2020
Actuarial gain (loss)	$85,666	$(15,061)
Deferred tax benefit (expense)	(17,990)	3,163
Cumulative effect of change in accounting	—	—

Other comprehensive income (loss), net of tax	$67,676	$(11,898)

Amounts recognized as a component of AOCI that have not been recognized as a component of the combined net periodic benefit cost of the defined benefit pension plans, are shown below (in thousands):

	Years ended December 31,
	2021	2020
Net actuarial gain (loss)	$690	$(84,976)
Deferred tax benefit (expense)	(144)	17,846

Amounts included in AOCI	$546	$(67,130)

Note 18 – Pension and Postretirement Benefits — (Continued)

The weighted average assumptions used are shown below:

	Used for Net Benefit Cost for year ended December 31, 2021	Used for Benefit Obligations as of December 31, 2021
Discount rate	2.52%	2.86%
Long-term rate of return	5.25	—

American National’s funding policy for the qualified pension plans is to make annual contributions to meet the minimum funding standards of the Pension Protection Act of 2006. American National and its affiliates did not contribute to its qualified plans in 2021 and 2020 due to the substantial contribution over minimum funding standards of $60 million made in 2018. The benefits paid from the non-qualified plans were $8.5 million and $8.5 million in 2021 and 2020, respectively. Future payments from the non-qualified pension benefit plans will be funded out of general corporate assets.

The following table shows pension benefit payments expected to be paid (in thousands):

2022	$49,048
2023	33,243
2024	32,891
2025	30,522
2026	29,648
2027 - 2031	135,164

American National utilizes third-party pricing services to estimate fair value measurements of its pension plan assets. Refer to Note 9, Fair Value of Financial Instruments for further information concerning the valuation methodologies and related inputs utilized by the third-party pricing services. The fair values (hierarchy measurements) of the pension plan assets by asset category are shown below (in thousands):

	December 31, 2021
	Total	Level 1	Level 2	Level 3
Asset Category
Corporate debt securities	$144,770	$—	$144,770	$—
Residential mortgage-backed securities	61	—	61	—
Equity securities by sector
Consumer goods	63,296	63,296	—	—
Energy and utilities	27,078	27,078	—	—
Finance	48,401	48,401	—	—
Healthcare	60,972	60,972	—	—
Industrials	29,375	29,375	—	—
Information technology	103,379	103,379	—	—
Other	86,256	86,256	—	—
Commercial paper	3,104	—	3,104	—
Unallocated group annuity contract	498	—	498	—
Other	8,024	8,024	—	—

Total	$575,214	$426,781	$148,433	$—

Note 18 – Pension and Postretirement Benefits — (Continued)

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Asset Category
Corporate debt securities	$157,933	$—	$157,243	$690
Residential mortgage-backed securities	3,521	—	3,521	—
Equity securities by sector
Consumer goods	57,684	57,684	—	—
Energy and utilities	22,007	22,007	—	—
Finance	40,161	40,161	—	—
Healthcare	51,641	51,641	—	—
Industrials	25,827	25,827	—	—
Information technology	78,720	78,720	—	—
Other	70,230	70,230	—	—
Commercial paper	872	—	872	—
Unallocated group annuity contract	1,940	—	1,940	—
Other	1,453	1,453	—	—

Total	$511,989	$347,723	$163,576	$690

The investment policy for the retirement plan assets is designed to provide the highest return commensurate with sound and prudent underwriting practices. The investment diversification goals are to have investments in cash and cash equivalents as necessary for liquidity, debt securities up to 100% and equity securities up to 75% of the total invested plan assets. The amount invested in any particular investment is limited based on credit quality, and no single investment may at the time of purchase be more than 5% of the total invested assets.

The corporate debt securities category are investment grade bonds of U.S. and foreign issuers denominated and payable in U.S. dollars from diverse industries, with a maturity of 1 to 30 years. Foreign bonds in the aggregate shall not exceed 20% of the bond portfolio. Residential mortgage-backed securities represent asset-backed securities with a maturity date 1 to 30 years with a Level 1 or 2 rating.

Equity portfolio managers have discretion to choose the degree of concentration in various issues and industry sectors for the equity securities. Permitted securities are those for which there is an active market providing liquidity for the specific security. Commercial paper investments generally have a credit rating of A2 by Moody’s or P2 by Standard & Poor’s with at least BBB rating on the issuer’s outstanding debt, or selected issuers with no outstanding debt.

Postretirement Life and Health Benefits

Under American National’s various group benefit plans for active employees, life insurance benefits are provided upon retirement for eligible participants who meet certain age and length of service requirements.

The accrued postretirement benefit obligation, included in the liability for retirement benefits, was $12.2 million and $5.3 million at December 31, 2021 and 2020, respectively. These amounts were approximately equal to the unfunded accumulated postretirement benefit obligation.

Note 19 – Commitments and Contingencies

Commitments

American National and its subsidiaries lease insurance sales office space, technological equipment, and automobiles. The remaining long-term lease commitments at December 31, 2021 were approximately $12.7 million.

American National had aggregate commitments at December 31, 2021 to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $1.5 billion of which $786.2 million is expected to be funded in 2022 with the remainder funded in 2023 and beyond.

American National had outstanding letters of credit in the amount of $3.5 million as of December 31, 2021 and 2020.

The Merger Agreement contains certain termination rights for both the Company and Brookfield Reinsurance. If the Merger has not closed by May 6, 2022 (“Outside Date”), either the Company or Brookfield Reinsurance may terminate the Merger Agreement. However, if the closing has not occurred because the required insurance regulatory approvals have not been obtained, and all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied at the closing) or waived, the Outside Date will be August 6, 2022. The Merger Agreement requires the Company to pay Brookfield Reinsurance a $178.5 million termination fee under certain circumstances. Those circumstances are relatively limited, since the Company has already received the required stockholder approval for the Merger. Specifically, a termination fee would be payable by the Company if (i) Brookfield Reinsurance terminates the merger agreement due to the occurrence of a terminable breach by the Company, (ii) a competing acquisition proposal from a third party was announced prior to the termination that was not withdrawn and (iii) within 12 months after the termination, the Company enters into a definitive agreement with respect to, or otherwise consummates, the competing acquisition proposal (or does not oppose it, in the case of a tender or exchange offer).

Federal Home Loan Bank (FHLB) Agreements

In May 2018, the Company became a member of the Federal Home Loan Bank of Dallas to augment its liquidity resources. The Company initially purchased $7.0 million of stock to meet the FHLB’s membership requirement. The FHLB member stock is recorded in other invested assets on the Company’s consolidated statements of financial position. Through its membership, the Company has access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of December 31, 2021, certain collateralized mortgage obligations with a fair value of approximately $28.0 million and commercial mortgage loans of approximately $1.5 billion were on deposit with the FHLB as collateral for borrowing. As of December 31, 2021, the collateral provided borrowing capacity of approximately $902.7 million. The deposited securities and commercial mortgage loans are included in the Company’s consolidated statements of financial position within fixed maturity securities and mortgage loans on real estate, net of allowance, respectively.

Guarantees

ANICO has guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by ANICO. The loans are secured by the cash values of the life insurance policies. If the customer were to default on a bank loan, ANICO would be obligated to pay off the loan. As the cash values of the life insurance policies always equal or exceed the balance of the loans, management does not foresee any loss on these guarantees. The total amount of the guarantees outstanding as of December 31, 2021, was approximately $121.4 million, while the total cash value of the related life insurance policies was approximately $143.1 million.

Restrictions of the Merger Agreement limit the Company’s ability, without Brookfield Reinsurance’s consent, to incur guarantee or assume any indebtedness, subject to certain limited exceptions, including investment portfolio transactions in the ordinary course of business consistent with past practice and other incurrences of indebtedness not to exceed $10,000,000 in the aggregate.

Note 19 – Commitments and Contingencies — (Continued)

Litigation

American National and certain subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on American National’s consolidated financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.

Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on our consolidated financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to American National is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

Note 20 – Related Party Transactions

American National has entered into recurring transactions and agreements with certain related parties. These include mortgage loans, management contracts, agency commission contracts, marketing agreements, health insurance contracts, and legal services. The impact on the consolidated financial statements of significant related party transactions is shown below (in thousands):

		Dollar Amount of Transactions		Amount due from American National
		Years ended December 31,		December 31,
Related Party	Financial Statement Line Impacted	2021	2020	2021	2020
Gal-Tex Hotel Corporation	Mortgage loan on real estate	$—	$—	$—	$—
Gal-Tex Hotel Corporation	Net investment income	—	—	—	—
Greer, Herz & Adams, LLP	Other operating expenses	13,203	13,451	(310)	(441)

Mortgage Loans to Gal-Tex Hotel Corporation (“Gal-Tex”): American National held a first mortgage loan which originated in 1999, with an interest rate of 7.25% and final maturity date of April 1, 2019 issued to a subsidiary of Gal-Tex, which was collateralized by a hotel property in San Antonio, Texas. This loan has been paid in full. The Moody Foundation owns 34.0% of Gal-Tex and 22.75% of American National, and the Libbie Shearn Moody Trust owns 50.2% of Gal-Tex and 37.0% of American National.

Transactions with Greer, Herz & Adams, LLP: Irwin M. Herz, Jr. is a member of the Board of Directors of American National Group, Inc. and certain of its subsidiaries, and a Partner with Greer, Herz & Adams, LLP, which serves as American National’s General Counsel.